Execution Copy

HARVEST OPERATIONS CORP.

6 7/8% SENIOR NOTES DUE 2017

___________________________________

INDENTURE

Dated as of October 4, 2010

___________________________________

U.S. Bank National Association

Trustee

CROSS-REFERENCE TABLE*

Trust Indenture Act	Indenture
Section	Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
312(a)	2.05
(b)	11.03
(c)	11.03
313(a)	7.06
(b)(2)	7.06
(c)	7.06
11.02
(d)	7.06
314(a)	4.03
11.05
(c)(1)	11.04
(c)(2)	11.04
(e)	11.05
316(a)(last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
317(a)(1)	6.08

__________________________________
*  This Cross-Reference Table shall not, for any purpose, be deemed to be a part of this Indenture.

i

Schedule I	SUBSIDIARY GUARANTORS

Note: This table of contents shall not, for any purpose, be deemed to be a part of this Indenture.

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE
Exhibit D	FORM OF SUPPLEMENTAL INDENTURE

v

                                       INDENTURE dated as of October 4, 2010 among Harvest Operations Corp., an Alberta corporation (the “Issuer”), the Subsidiary Guarantors listed on Schedule I hereto and U.S. Bank National Association, as trustee (the “Trustee”).

RECITALS

                                       The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance of the 6 7/8%% Senior Notes due 2017.

                                       Each Subsidiary Guarantor has duly authorized the execution and delivery of this Indenture to provide for the issuance of the Notes Guarantees (as defined herein).

                                       All things necessary to make this Indenture a valid agreement of the Issuer and each Subsidiary Guarantor, in accordance with its terms, have been done.

                                       NOW, THEREFORE, THIS INDENTURE WITNESSETH:

                                       For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

                                       Section 1.01. Definitions.

                                       “144A Global Note” means a global note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that shall be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

                                       “Acquired Debt” means, with respect to any specified Person, (1) Indebtedness of any other Person existing at the time such Person is merged with or into or became a Subsidiary of such specified Person and (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, in each case provided that such Indebtedness is not incurred in contemplation of, or in connection with, such other Person merging with or into, or becoming a Subsidiary of, such specified Person.

                                       “Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

                                       “Additional Notes” means an unlimited maximum aggregate principal amount of Notes (other than the Notes issued on the Issue Date) issued under this Indenture in accordance with Section 2.02 and subject to Section 4.09 hereof.

                                       “Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Issuer and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

            (a)      the net income (or loss) of any Person that is not a Restricted Subsidiary except to the extent of the dividends or other distributions actually paid in cash (or to the extent converted into cash) to the Issuer or any of its Restricted Subsidiaries (subject to clause (c) below) by such Person during such period;

            (b)      the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Issuer or any of its Restricted Subsidiaries;

            (c)      for purposes of Section 4.07, the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

            (d)      any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business or the extinguishment of Indebtedness of the Issuer and its Restricted Subsidiaries, including all fees and expenses related to such sales;

            (e)      all extraordinary gains and extraordinary losses;

            (f)      any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from Currency Agreements hedging currency exchange risk, until such gains or losses are actually realized (at which time they should be included); and

            (g)      to the extent covered by insurance and actually reimbursed, or, so long as a determination has been made that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption; provided that (x) if net income is increased as a result of any amounts received from an insurer in respect of such a liability, casualty event or business interruption and the right to be so reimbursed was used in a prior period to increase Adjusted Consolidated Net Income pursuant to this clause (g), such amounts received shall be excluded from Adjusted Consolidated Net Income and (y) to the extent the actual reimbursement received is less than the expected reimbursement amount excluded in a prior period pursuant to this clause (g), Adjusted Consolidated Net Income shall be reduced by the difference in the period in which such lower actual reimbursement amounts are received or in which a final judgment of a court of competent jurisdiction is made that the Company is entitled to no reimbursement.

                                       “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                                       “Agent” means any Registrar, Paying Agent or co-registrar.

                                       “Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

                                       “Asset Acquisition” means (1) an investment by the Issuer or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Issuer or any of its Restricted Subsidiaries; provided that such Person’s primary business is the Oil and Gas Business or (2) an acquisition by the Issuer or any of its Restricted Subsidiaries of the property and assets of any Person other than the Issuer or any of its Restricted Subsidiaries; provided that the property and assets acquired are in the Oil and Gas Business.

                                       “Asset Disposition” means the sale or other disposition by the Issuer or any of its Restricted Subsidiaries (other than to the Issuer or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of the Issuer or any of its Restricted Subsidiaries.

                                       “Average Life” means, at any date of determination with respect to any debt security or Disqualified Stock, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

                                       “Bankruptcy Law” means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, the provincial bankruptcy law of the Issuer or the Subsidiary Guarantor’s jurisdiction, the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), title 11, United States Bankruptcy Code of 1978, as amended and any similar United States federal or state, Canadian federal or provincial law.

                                       “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

                                       “Board of Directors” means, with respect to any Person, the board of directors (or the board or committee serving a similar function) of such Person or any duly authorized committee of such board of directors.

                                       “Business Day” means any day other than a Legal Holiday.

                                       “Capital Stock” means, with respect to any Person, any and all shares, trust units, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

                                       “Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) which is required to be capitalized on the balance sheet of such Person in accordance with GAAP.

                                       “Capitalized Lease Obligations” means the amount of the liability in respect of a Capital Lease that would at the time of determination be required to be reflected as a liability on the balance sheet in accordance with GAAP.

                                       “Certificated Note” means a certificated note in registered certificated form in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, in the form of Exhibit A hereto, except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

                                       “Change of Control” means such time as:

(a)

a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) , other than Korea National Oil Corporation or a Subsidiary of Korea National Oil Corporation, becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the Issuer on a fully diluted basis;

(b)

individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Issuer’s stockholders was approved by a vote of more than 50% of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(c)	the Issuer ceases to be a Subsidiary of Korea National Oil Corporation; or

(d)	the adoption of a plan relating to the liquidation or dissolution of the Issuer.

                                       “Clearstream” means Clearstream Banking, société anonyme.

                                       “Closing Date” means the date on which the Notes are originally issued under this Indenture.

                                       “Commodity Agreement” means any commodity forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement, including such agreements relating to electricity.

                                       “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of distributions or dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to Capital Stock of any other class of such Person.

                                       “Comparable Treasury Issue” means U.S. Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

                                       “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, then the average of the available Reference Treasury Dealer Quotations for the redemption date, or (3) if only one is available on that date, then that Reference Treasury Dealer Quotation.

                                       “Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

            (a)      Consolidated Interest Expense;

            (b)      income taxes and, to the extent such payments reduce Adjusted Consolidated Net Income, any payments to Korea National Oil Company pursuant to clause (xii)(a) under Section 4.07;

            (c)      depletion, depreciation, accretion and amortization expense; and

            (d)      all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income (other than items that will result in cash payments in a future period), all as determined on a consolidated basis for the Issuer and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Issuer or any of its Restricted Subsidiaries.

                                       “Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs associated with Interest Rate Agreements (excluding non-cash interest expense attributable to the movement in the mark-to-market valuation of Interest Rate Agreements); and Indebtedness that is Guaranteed or secured by the Issuer or any of its Restricted Subsidiaries, net of amortization of bond premium) and the interest component of Capitalized Lease Obligations and the amount charged to shareholders’ (or unitholders’) equity in respect of interest on Indebtedness, in each case paid, accrued or scheduled to be paid or to be accrued by the Issuer and its Restricted Subsidiaries during such period and the product of dividend payments of the Issuer with respect to Disqualified Stock and of any Restricted Subsidiary with respect to Preferred Stock (except in either case dividends paid solely in shares of Capital Stock, other than Disqualified Stock, of the Issuer) times a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local tax rate of such Person, expressed as a decimal; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (c) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (c) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

                                       “Consolidated Leverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of all Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to (2) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee determined on a pro forma basis as described under “Interest Coverage Ratio.”

                                       “Convertible Debentures” means the convertible debentures issued and outstanding as at the date hereof pursuant to the Debenture Trust Indenture dated January 29, 2004 with Valiant Trust Company and the Issuer, as supplemented, being the Series 3 6.50% convertible extendible unsecured subordinated debentures due December 31, 2010 issued pursuant to the Second Supplemental Indenture dated August 2, 2005, the Series 4 7.25% convertible unsecured subordinated debentures due September 30, 2013 issued pursuant to the Third Supplemental Indenture dated November 22, 2006, the Series 5 7.25% convertible unsecured subordinated debentures due February 28, 2014 issued pursuant to the Fourth Supplemental Indenture dated February 1, 2007, and the Series 6 7.50% convertible unsecured subordinated debentures due May 31, 2015 issued pursuant to the Fifth Supplemental Indenture dated April 25, 2008.

                                       “Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 11.02 hereof or such other address as to which the Trustee may give notice to the Issuer.

                                       “Credit Agreement” means the credit agreement in effect on the Closing Date among the Issuer, as borrower, the Subsidiaries of the Issuer named therein, the lenders named therein, Canadian Imperial Bank of Commerce, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, restated, renewed, replaced, refinanced, extended, substituted, assigned by the agent or any lender, restructured, supplemented or otherwise modified from time to time, including, without limitation, any successive amendments, renewals, extensions, substitutions, assignments, restatements, refinancings, restructuring, supplements or other modifications of the foregoing (including increasing the amount of available borrowings thereunder, provided that such increase in borrowings is permitted pursuant to Section 4.09, or adding Subsidiaries as additional borrowers or guarantors thereunder) of all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders, including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Agreement or (2) occurs on one or more separate occasions.

                                       “Credit Facilities” means, one or more credit or debt facilities (including the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional or other lenders providing for, among other things, revolving credit loans, term loans, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as such Credit Facility, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Facility or (2) occurs on one or more separate occasions.

                                       “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

                                       “Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

                                       “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

                                       “Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

                                       “Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that (i) any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of a “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “change of control” provision applicable to such Capital Stock is no more favorable to the holders of such Capital Stock than the provisions contained in Section 4.14 and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Issuer’s repurchase of such Notes as are required to be repurchased pursuant to Section 4.14, (ii) only the portion of the Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the Stated Maturity of the notes shall be deemed to be Disqualified Stock, and (iii) any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

                                       “Euroclear” means Euroclear S.A./N.V., as operator of the Euroclear System.

                                       “Exchange Act” means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

                                       “Exchange Notes” means the Notes issued in the Exchange Offer in accordance with Section 2.06(f) hereof.

                                       “Exchange Offer” has the meaning set forth in the Registration Rights Agreement or any similar agreement with respect to any Additional Notes.

                                       “Exchange Offer Registration Statement” has the meaning set forth in the Registration Rights Agreement or any similar agreement with respect to any Additional Notes.

                                       “fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Issuer, whose determination shall be conclusive if evidenced by a resolution of such Board of Directors.

                                       “Final Offering Memorandum” means the offering memorandum dated September 24, 2010.

                                       “GAAP” means (1) generally accepted accounting principles which are in effect on the Closing Date in Canada or (2) beginning January 1, 2011, International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as in effect on such date, unless the Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada or IFRS, as applicable, in which case GAAP shall mean generally accepted accounting principles in effect in the United States at the time of preparation of such financial statements. All ratios and computations contained or referred to in this Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of this Indenture shall be made without giving effect to the amortization of any expenses incurred in connection with the offering of the Notes.

                                       “Global Note Legend” means the legend set forth in Section 2.06(g)(ii), which is required to be placed on all Global Notes issued under this Indenture.

                                       “Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, issued in accordance with certain sections of this Indenture and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee.

                                       “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

                                       “Holder” means a Person in whose name a Note is registered.

                                       “IAI Global Note” means the global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold to Institutional Accredited Investors.

                                       “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest, the accretion of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, nor the payment of dividends on any Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock shall be considered an Incurrence of Indebtedness.

                                       “Indebtedness” means, with respect to any Person at any date of determination (without duplication):

            (a)      all indebtedness of such Person for borrowed money;

            (b)      all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

            (c)      all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (a) or (b) above or (e), (f) or (g) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement);

            (d)      all obligations of such Person to pay the deferred and unpaid purchase price of property or services which are recorded on the Person’s balance sheet as liabilities in accordance with GAAP, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

            (e)      all Capitalized Lease Obligations;

            (f)      all Disqualified Stock issued by such Person or its Restricted Subsidiaries or Preferred Stock of a Restricted Subsidiary of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends;

            (g)      all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

            (h)      all Indebtedness of other Persons to the extent such Indebtedness is Guaranteed by such Person; and

            (i)      to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to manage fluctuations in commodity prices (including electricity prices), foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder).

                                       The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest; and

that Indebtedness shall not include:

            (1)      any liability for federal, state, local or other taxes,

            (2)      performance, bid, surety or appeal bonds and completion guarantees and other similar arrangements provided in the ordinary course of business; or

            (3)      agreements providing for indemnification, adjustment of purchase price, earn-out or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Issuer or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not to exceed the gross proceeds actually received by the Issuer or any Restricted Subsidiary in connection with such disposition.

                                       For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the Disqualified Stock as if such Disqualified Stock were purchased on any date which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the Issuer.

                                       “Indenture” means this Indenture, as amended or supplemented from time to time. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer.

                                       “Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

                                       “Interest Payment Date” means April 1 and October 1 of each year to Stated Maturity, commencing April 1, 2011.

                                       “Initial Subsidiary Guarantors” means each Restricted Subsidiary of the Issuer that Guarantees the Credit Agreement on the Closing Date.

                                       “Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, which is not also a QIB.

                                       “Interest Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recently completed four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

                                       (a)      pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Issuer, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

            (b)      Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

            (c)      pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

            (d)      pro forma effect shall be given to asset dispositions, asset acquisitions or discontinuation (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Issuer or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (c) or (d) of this definition requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

                                       In addition, for purposes of calculating the Interest Coverage Ratio: (1) acquisitions that have been made by the Issuer or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the Reference Period or subsequent to such Reference Period and on or prior to the calculation date will be given pro forma effect as if they had occurred on the first day of the Four Quarter Period; and (2) whenever pro forma effect is to be given to a transaction, the calculations shall be based on the reasonable good faith judgment of a responsible financial or accounting officer of the Issuer and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such transaction (which are being given pro forma effect) that have been realized or are reasonably expected to be realized in the 12 month period immediately subsequent to such transaction.

                                       “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

                                       “Issue Date” means October 4, 2010, the date on which US$500.0 million in aggregate principal amount of the Notes were originally issued under this Indenture.

                                       “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers, suppliers or operators in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Issuer or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by the Issuer or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.07, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event the Issuer or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received.

                                       “Investment Grade Ratings” means a rating equal to or higher than BBB—(or its equivalent), in the case of S&P, and Baa3 (or its equivalent), in the case of Moody’s.

                                       “Legal Holiday” means a Saturday, a Sunday or a day on which commercial banks in The City of New York, The City of Calgary or at a place of payment are authorized or required by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest on such payment shall accrue for the intervening period.

                                       “Letter of Transmittal” means the letter of transmittal to be prepared by the Issuer and sent to all Holders of the Notes for use by such Holders in connection with the Exchange Offer.

                                       “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest); provided that in no event shall an operating lease be deemed a Lien.

                                       “Maturity” means, with respect to any Indebtedness, the date on which any principal of such Indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

                                       “Moody’s” means Moody’s Investors Service, Inc. and its successors.

                                       “Net Cash Proceeds” means the proceeds of the issuance or sale of Capital Stock in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees and expenses incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

                                       “Non-U.S. Person” means a Person who is not a U.S. Person.

                                       “Note Guarantee” means any Guarantee by any Subsidiary Guarantor of the obligations of the Issuer under this Indenture and the Notes.

                                       “Notes” means the 6 7/8% Senior Notes due 2017 of the Issuer issued on the Issue Date, the Exchange Notes and the Additional Notes. The Notes shall be treated as a single class for all purposes under this Indenture.

                                       “Oil and Gas Business” means:

            (a)      the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties;

            (b)      the gathering, marketing, treating, refining, processing, storage, selling and transporting of oil, gas and other minerals and products;

            (c)      the exploration for or development, production, treatment, refinery processing, storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith;

            (d)      evaluating, participating in or pursuing any other activity or opportunity that is primarily related to clauses (a) through (c) above; and

            (e)      any activity that is ancillary or complementary to or necessary or appropriate for the activities described in clauses (a) through (d) of this definition.

                                       “Oil and Gas Investments” means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, refining, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including, without limitation:

            (a)      ownership interests in oil and gas properties, processing facilities or gathering systems or ancillary real property interests; and

            (b)        Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

                                       “Offer to Purchase” means an offer to purchase Notes by the Issuer from the Holders pursuant to Section 4.14 hereof commenced by mailing a notice to the Trustee and each Holder stating:

            (a)      the Section of this Indenture pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

            (b)      the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

            (c)      that any Note not tendered will continue to accrue interest pursuant to its terms;

            (d)      that, unless the Issuer defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

            (e)      that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment date;

            (f)      that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

            (g)      that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof.

                                       “Officer” means, (a) with respect to any Person that is a corporation, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person; (b) with respect to any Person that is a partnership, its managing partner, a general partner of such Person or any officer of such Person or its direct or indirect managing partner or general partner; (c) with respect to any Person that is a trust, the trustee of such Person.

                                       “Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer that meets the requirements of Section 11.05 hereof.

                                       “Opinion of Counsel” means an opinion from legal counsel that meets the requirements of Section 11.05 hereof. The counsel may be an employee of or counsel to the Issuer, any Subsidiary of the Issuer or the Trustee.

                                       “Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to The Depository Trust Company, shall include Euroclear and Clearstream).

                                       “Participating Broker-Dealer” has the meaning set forth in the Registration Rights Agreement.

                                       “Permitted Investment” means:

            (a)      an Investment in the Issuer or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged, consolidated or amalgamated with or into or transfer or convey all or substantially all its assets to, the Issuer or a Restricted Subsidiary; provided that such person’s primary business is the Oil and Gas Business;

            (b)      Temporary Cash Investments;

            (c)      payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

            (d)      stock, obligations or securities received in satisfaction of judgments;

            (e)      an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

            (f)      Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to manage fluctuations in commodity prices, interest rates or foreign currency exchange rates;

            (g)      any Oil and Gas Investment; provided that if an Affiliate of the Issuer (other than a Restricted Subsidiary thereof) owns or holds any direct or indirect interest in the Person in which the Investment is made, such Investment is made upon fair and reasonable terms in an arm’s length transaction as determined by the Board of Directors of the Issuer;

            (h)      any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

            (i)      other Investments having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (i) since the Closing Date, not to exceed $75.0 million;

            (j)      Guarantees of Indebtedness of the Issuer and its Restricted Subsidiaries permitted by Section 4.09; and

            (k)      Investments in existence on the Closing Date.

                                       “Permitted Liens” means:

            (a)      Liens for taxes, assessments, governmental charges or claims that are not delinquent or that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

            (b)      statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

            (c)      Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

            (d)      Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

            (e)      easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects, minor survey exceptions or other irregularities that do not materially interfere with the ordinary course of business of the Issuer or any of its Restricted Subsidiaries;

            (f)      licenses, sublicenses, leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer and its Restricted Subsidiaries, taken as a whole;

            (g)      Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or its Restricted Subsidiaries relating to such property or assets;

            (h)      any interest or title of a lessor in the property subject to any operating lease;

            (i)      Liens arising from filing Uniform Commercial Code or Personal Property Security Act financing statements regarding leases;

            (j)      Liens on property of, or Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of the Issuer or any of its Restricted Subsidiaries; provided that such Liens do not extend to or cover any property or assets of the Issuer or any Restricted Subsidiary other than the property or assets acquired;

            (k)      Liens in favor of the Issuer or any Restricted Subsidiary;

            (l)      Liens arising from the rendering of a final judgment or order against the Issuer or any Restricted Subsidiary that does not give rise to an Event of Default;

            (m)      Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

            (n)      Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

            (o)      Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, under Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to manage fluctuations in interest rates, currencies or the price of commodities;

            (p)      Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Issuer and its Restricted Subsidiaries prior to the Closing Date;

            (q)      Liens on Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

            (r)      Liens on or sales of receivables;

            (s)      Liens on property existing at the time of acquisition of the property by the Issuer or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property of the Issuer or any Restricted Subsidiary other than the property so acquired by the Issuer or such Restricted Subsidiary;

            (t)      Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer with respect to obligations that do not in the aggregate exceed $40.0 million at any one time outstanding;

            (u)      Liens in pipelines or pipeline facilities that arise by operation of law;

            (v)      Liens under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, including in each case Liens for penalties arising under such agreements area of mutual interest agreements and other agreements, or arising by operation of law, that are customary in the Oil and Gas Business; provided that such Liens are not created or incurred in connection with any Indebtedness;

            (w)      Liens to secure payment of royalties, revenue interests, net profits interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets; provided that such Liens are not created or incurred in connection with any Indebtedness;

            (x)      Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property; provided that such Liens are not created or incurred in connection with any Indebtedness;

            (y)      any right of first refusal in favor of any Person granted in the ordinary course of business with respect to the interests of the Issuer or any Restricted Subsidiary in any oil, gas or other hydrocarbon properties; provided that such Liens are not created or incurred in connection with any Indebtedness; and

            (z)      Liens in favor of the Trustee.

                                       “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

                                       “Preferred Stock” of a Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to distributions, dividends or redemptions upon liquidation.

                                       “Private Placement Legend” means the legend set forth in Section 2.06(g)(i) to be placed on all Notes issued hereunder except where otherwise permitted by this Indenture.

                                       “QIB” means a “qualified institutional buyer” as defined in Rule 144A.

                                       “Record Date” for the interest payable on any Interest Payment Date means March 15 or September 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

                                       “Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding that redemption date.

                                       “Reference Treasury Dealer” means Banc of America Securities LLC and HSBC Securities (USA) Inc., or their affiliates, plus one other Primary Treasury Dealer (as defined below) appointed by the Issuer, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Issuer will substitute therefore another Primary Treasury Dealer, if available.

                                       “Refinery” means the medium gravity sour crude oil hydrocracking refinery owned by the Issuer and its Restricted Subsidiaries on the Closing Date.

                                       “Registration Rights Agreement” means (1) with respect to the Notes issued on the Closing Date, the Registration Rights Agreement, to be dated the Closing Date, among the Issuer, the Initial Subsidiary Guarantors, and the Initial Purchasers and (2) with respect to any Additional Notes, any registration rights agreement between the Issuer and the other parties thereto relating to the registration by the Issuer of such Additional Notes under the Securities Act.

                                       “Regulation S” means Regulation S promulgated under the Securities Act.

                                       “Regulation S Global Note” means a Regulation S Temporary Global Note or a Regulation S Permanent Global Note, as appropriate.

                                       “Regulation S Permanent Global Note” means a permanent Global Note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Regulation S Temporary Global Note upon expiration of the Restricted Period.

                                       “Regulation S Temporary Global Note” means a temporary global Note in the form of Exhibit A hereto bearing the Global Note Legend, the Private Placement Legend and the Temporary Regulation S Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

                                       “Responsible Officer” when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

                                       “Restricted Certificated Note” means a Certificated Note bearing the Private Placement Legend.

                                       “Restricted Global Note” means individually and collectively a 144A Global Note, a Regulation S Permanent Global Note and a Regulation S Temporary Global Note.

                                       “Restricted Period” means the 40 day restricted period as defined in Regulation S.

                                       “Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

                                       “Rule 144” means Rule 144 promulgated under the Securities Act.

                                       “Rule 144A” means Rule 144A promulgated under the Securities Act.

                                       “Rule 903” means Rule 903 promulgated under the Securities Act.

                                       “Rule 904” means Rule 904 promulgated under the Securities Act.

                                       “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

                                       “Sale and Leaseback Transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

                                       “SEC” means the United States Securities and Exchange Commission.

                                       “Securities Act” means the Securities Act of 1933 and any successor statute thereto, in each case as amended from time to time.

                                       “Shelf Registration Statement” means the Shelf Registration Statement as defined in the Registration Rights Agreement.

                                       “Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Issuer, accounted for more than 10% of the consolidated revenues of the Issuer and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Issuer and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Issuer for such fiscal year.

                                       “Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

                                       “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

                                       “Subsidiary Guarantor” means any Initial Subsidiary Guarantor and any other Restricted Subsidiary which provides a Note Guarantee until such Subsidiary is released from its Note Guarantee in accordance with the terms of this Indenture.

                                       “Temporary Cash Investment” means any of the following:

            (a)      direct obligations of the United States of America or Canada or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or Canada or any agency thereof, in each case maturing within one year unless such obligations are deposited by the Issuer (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

             (b)      time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or Canada, any state or province thereof or any foreign country recognized by the United States of America or Canada, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

            (c)      repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with a bank or trust company meeting the qualifications described in clause (b) above;

            (d)      commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Issuer) organized and in existence under the laws of the United States of America or Canada, any state or province thereof or any foreign country recognized by the United States of America or Canada with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

            (e)      securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, any province of Canada, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; and

            (f)      any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (a) through (e) above.

                                       “TIA” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

                                       “Total Assets” means the total assets of a Person and its Restricted Subsidiaries on a consolidated basis as set forth in such Person’s most recent balance sheet prepared in accordance with GAAP calculated giving pro forma effect to any Asset Acquisitions or Asset Dispositions made after such balance sheet date and on or prior to the date of the action giving rise to the calculation thereof; provided that in calculating the Total Assets of the Issuer or any Restricted Subsidiary, such amount shall not include any oil and gas inventory or accounts receivable pledged to secure Liens pursuant to Section 4.12(b)(viii) ..

                                       “Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

                                       “Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

                                       “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

                                       “Trustee” means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with this Indenture and thereafter means the successor serving hereunder.

                                       “Unrestricted Certificated Note” means one or more Certificated Notes that do not bear and are not required to bear the Private Placement Legend.

                                       “Unrestricted Global Note” means a permanent global Note in the form of Exhibit A attached hereto that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing a series of Notes that do not bear the Private Placement Legend.

                                       “Unrestricted Subsidiary” means (1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the

manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Issuer or any Restricted Subsidiary; provided that (A) any Guarantee by the Issuer or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted pursuant to Section 4.07 and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted pursuant to Sections 4.07 and 4.09. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation, (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of this Indenture and (c) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted pursuant to Section 4.07. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

                                       “U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

                                       “U.S. Person” means a U.S. person as defined in Rule 902(o) under the Securities Act.

                                       “Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

                                       “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

                                       Section 1.02. Other Definitions.

Defined in
Term	Section

Defined in
Term	Section
“Additional Amounts”	4.19
“Authentication Order”	2.02
“Authorized Agent”	11.10
“Calculation Period”	1.05
“DTC”	2.03
“Events of Default”	6.01
“Excluded Holder”	4.19
“Fall-Away Period”	4.20
“Guaranteed Indebtedness”	4.18
“Issuer”	Preamble
“Offer Amount”	3.09
“Offer Period”	3.09
“Paying Agent”	2.03
“Purchase Date”	3.09
“Registrar”	2.03
“Restricted Payments”	4.07
“Taxes”	4.19

                                       Section 1.03. Incorporation by Reference of Trust Indenture Act. The mandatory provisions of the TIA that are required to be a part of and govern indentures qualified under the TIA are incorporated by reference in and are a part of this Indenture, whether or not this Indenture is so qualified, except for the reporting requirements under Section 314(a)(1) of the TIA. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

                                       The following TIA terms used in this Indenture have the following meanings:

                                       “Commission” means the SEC;

                                        “indenture securities” means the Notes;

                                       “indenture securities holder” means a Holder of a Note;

                                       “indenture to be qualified” means this Indenture;

                                       “indenture trustee” or “institutional trustee” means the Trustee; and

                                       “obligor” on the Notes means the Issuer and any successor obligor upon the Notes.

                                       All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

                                       Section 1.04. Rules of Construction. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)	a term has the meaning assigned to it;

(b)	“or” is not exclusive;

(c)	“including” or “include” means including or include without limitation;

(d)	words in the singular include the plural and words in the plural include the singular;

(e)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section, clause or other subdivision;

(f)	“$” and “Canadian Dollars” each refer to Canadian dollars, or such other money of Canada;

(g)

“US$,” “U.S. Dollars” and “United States Dollars” each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts;

(h)	provisions apply to successive events and transactions;

(i)	references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time; and

(j)	unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture.

                                       Section 1.05. Interest Act (Canada). For purposes of disclosure only and without any effect with respect to the calculation of interest, or otherwise, under this Indenture, under the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Note for any period in a calendar year (the “Calculation Period”) is equivalent is the rate payable under that Note in respect to the Calculation Period, multiplied by a fraction, the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

ARTICLE 2

THE NOTES

                                       Section 2.01. Form and Dating. (a) General. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall initially be issued in registered, global form, without coupons, and shall be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

                                       The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Subsidiary Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with this Indenture, this Indenture shall govern and be controlling.

                                       (b) Global Notes. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

                                       (c) Temporary Global Notes. If at the time of its issuance, any of the Additional Notes or a related Note Guarantee is subject to the distribution compliance period set forth in Rule 903(b)(3) of Regulation S, such Additional Notes offered and sold in reliance on Regulation S shall be issued in the form of the Regulation S Temporary Global Note, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Trustee, as custodian for The Depository Trust Company in New York, New York, and registered in the name of the Depositary or the nominee of the Depositary for the accounts of designated agents holding on behalf of Euroclear or Clearstream, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided. The Restricted Period shall be terminated upon the receipt by the Trustee of (i) a written certificate from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Note (except to the extent of any Beneficial Owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who shall take delivery of a beneficial ownership interest in a 144A Global Note bearing a Private Placement Legend, all as contemplated by Section 2.06(b)(ii) hereof), and (ii) an Officers’ Certificate from the Issuer. Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note shall be exchanged for beneficial interests in Regulation S Permanent Global Notes pursuant to the Applicable Procedures. Simultaneously with the authentication of Regulation S Permanent Global Notes, the Trustee shall cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

                                       (d) Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Global Notes that are held by Participants through Euroclear or Clearstream.

                                       Section 2.02. Execution and Authentication. One Officer shall sign the Notes for the Issuer and each Initial Subsidiary Guarantor by manual or facsimile signature.

                                       If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

                                       A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

                                       The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.

                                       The Trustee shall, upon a written order of the Issuer signed by one Officer (an “Authentication Order”), authenticate (a) Notes for original issue up to the aggregate principal amount authorized pursuant to this Indenture and (b) Exchange Notes for original issue up to the aggregate principal amount authorized pursuant to this Indenture; provided that such Exchange Notes shall be issuable only upon the valid surrender for cancellation of Initial Notes issued on the date hereof or Additional Notes, as the case may be, of a like aggregate principal amount in accordance with an Exchange Offer pursuant to the Registration Rights Agreement.

                                       The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

                                       Section 2.03. Registrar and Paying Agent. The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer shall promptly notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

                                       The Issuer initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

                                       The Issuer initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

                                       Section 2.04. Paying Agent to Hold Money in Trust. The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary thereof) shall have no further liability for the money. If the Issuer or a Subsidiary thereof acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

                                       Section 2.05. Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Issuer shall otherwise comply with TIA Section 312(a).

                                       Section 2.06. Transfer and Exchange. (a) Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes shall be exchanged by the Issuer for Certificated Notes pursuant to Section 2.10 herehof. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07, 2.10 and 2.11 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07, 2.10 or 2.11 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b), (c) or (f) hereof.

                                       (b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

            (i)        Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that, if applicable, prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i) .

            (ii)       All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest shall deliver to the Registrar either (A) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in the Global Note in an amount equal to the beneficial interest to be transferred or exchanged and instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Certificated Note in an amount equal to the beneficial interest to be transferred or exchanged and instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Certificated Note shall be registered to effect the transfer or exchange referred to in (A) above; provided that in no event shall Certificated Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903 under the Securities Act. Upon consummation of an Exchange Offer by the Issuer in accordance with Section 2.06(f) hereof, the requirements of this Section 2.06(b)(ii) with respect to the exchange of interests in any Restricted Global Notes for an interest in the Exchange Note shall be deemed to have been satisfied upon receipt by the Registrar of the instructions contained in the Letter of Transmittal delivered by the Holder of such beneficial interests in the Restricted Global Notes. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.

            (iii)      Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) above and the Registrar receives the following:

(a)

if the transferee shall take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(b)

if the transferee shall take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(c)

if the transferee shall take delivery in the form of a beneficial interest in the IAI Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

            (iv)       Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in the Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) above and:

(a)

such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(b)	such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(c)	such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(d)	the Registrar receives the following:

            (1)      if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an

Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

            (2)      if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (d), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

                                       If any such transfer is effected pursuant to subparagraph (b) or (d above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (b) or (d) above.

                                       Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

                                       (c) Transfer or Exchange of Beneficial Interests for Certificated Notes.

            (i)        Beneficial Interests in Restricted Global Notes to Restricted Certificated Notes. Subject to Section 2.10 hereof, if any Holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Certificated Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Certificated Note, then, upon receipt by the Registrar of the following documentation:

(a)

if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Certificated Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(b)

if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(c)

if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(d)	if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the

Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(e)

if such beneficial interest is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(f)

if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Note in the appropriate principal amount. Any Certificated Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Certificated Notes to the Persons in whose names such Notes are so registered. Any Certificated Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

            (ii)       Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes. Notwithstanding Sections 2.06(c)(i)(a) and (c), a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Certificated Note or transferred to a Person who takes delivery thereof in the form of a Certificated Note prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

            (iii)      Beneficial Interests in Restricted Global Notes to Unrestricted Certificated Notes. Subject to Section 2.10 hereof, a Holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Certificated Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Certificated Note only if:

(a)

such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

(b)	such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(c)	such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(d)      the Registrar receives the following:

            (1)      if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Certificated Note that does not bear the Private Placement Legend, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

       (2)      if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a Certificated Note that does not bear the Private Placement Legend, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (d), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

            (iv)       Beneficial Interests in Unrestricted Global Notes to Unrestricted Certificated Notes. Subject to Section 2.10 hereof, if any Holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Certificated Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Certificated Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Note in the appropriate principal amount. Any Certificated Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Certificated Notes to the Persons in whose names such Notes are so registered. Any Certificated Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend.

                                       (d) Transfer and Exchange of Certificated Notes for Beneficial Interests.

            (i)        Restricted Certificated Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Certificated Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Certificated Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(a)

if the Holder of such Restricted Certificated Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(b)

if such Restricted Certificated Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(c)

if such Restricted Certificated Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(d)

if such Restricted Certificated Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(e)

if such Restricted Certificated Note is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(f)

if such Restricted Certificated Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Certificated Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (a) above, the appropriate Restricted Global Note, in the case of clause (b) above, the 144A Global Note, and in the case of clause (c) above, the Regulation S Global Note.

            (ii)       Restricted Certificated Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Certificated Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Certificated Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

            (a)      such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

            (b)      such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

            (c)      such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

            (d)      the Registrar receives the following:

            (1)      if the Holder of such Certificated Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

            (2)      if the Holder of such Certificated Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (d), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(ii), the Trustee shall cancel the Certificated Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

            (iii)      Unrestricted Certificated Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Certificated Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Certificated Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Certificated Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

                                       If any such exchange or transfer from a Certificated Note to a beneficial interest is effected pursuant to subparagraph (ii)(b), (ii)(d) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Certificated Notes so transferred.

                                       (e) Transfer and Exchange of Certificated Notes for Certificated Notes. Upon request by a Holder of Certificated Notes and such Holder’s compliance with this Section 2.06(e), the Registrar shall register the transfer or exchange of Certificated Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Certificated Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by his attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following clauses of this Section 2.06(e) .

            (i)        Restricted Certificated Notes to Restricted Certificated Notes. Any Restricted Certificated Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Certificated Note if the Registrar receives the following:

            (a)      if the transfer shall be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

            (b)      if the transfer shall be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

            (c)        if the transfer shall be made pursuant to any other exemption from the registration requirements of the Securities Act,

then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

            (ii)       Restricted Certificated Notes to Unrestricted Certificated Notes. Any Restricted Certificated Note may be exchanged by the Holder thereof for an Unrestricted Certificated Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Certificated Note if:

            (a)      such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Participating Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an affiliate (as defined in Rule 144) of the Issuer;

            (b)      any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

            (c)      any such transfer is effected by a Participating Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

            (d)      the Registrar receives the following:

            (1)      if the Holder of such Restricted Certificated Notes proposes to exchange such Notes for an Unrestricted Certificated Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

            (2)      if the Holder of such Restricted Certificated Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Certificated Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (d), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

            (iii)      Unrestricted Certificated Notes to Unrestricted Certificated Notes. A Holder of Unrestricted Certificated Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Certificated Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Certificated Notes pursuant to the instructions from the Holder thereof.

                                       (f) Exchange Offer. Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate (i) one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of the beneficial interests in the Restricted Global Notes tendered for acceptance by Persons that certify in the applicable Letters of Transmittal that (x) they are not Participating Broker-Dealers, (y) they are not participating in a distribution of the Exchange Notes and (z) they are not affiliates (as defined in Rule 144) of the Issuer, and accepted for exchange in the Exchange Offer and (ii) Certificated Notes in an aggregate principal amount equal to the principal amount of the Restricted Certificated Notes accepted for exchange in the Exchange Offer. Concurrently with the issuance of such Notes, the Trustee shall cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of Certificated Notes so accepted Certificated Notes in the appropriate principal amount. Any Notes that remain outstanding after the consummation of the Exchange Offer, and Exchange Notes issued in connection with the Exchange Offer, shall be treated as a single class of securities under this Indenture.

                                       (g) Legends. The following legends shall appear on the face of Global Notes and Certificated Notes issued under this Indenture as specified in this Indenture.

            (i)        Private Placement Legend. (1) Except as permitted by subparagraph (B) below, each Global Note and each Certificated Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form: “THE NOTE (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY

ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE NOTE EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE NOTE EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE NOTE EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH NOTE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE ISSUER OR ANY SUBSIDIARY OF THE ISSUER OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE

OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE NOTE EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE NOTE EVIDENCED HEREBY.”

Notwithstanding the foregoing, any Global Note or Certificated Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), (e)(iii) or (f) to this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

            (ii)       Global Note Legend. Each Global Note shall bear a legend in substantially the following form: “THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE

INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

                                       (h) Regulation S Temporary Global Note Legend. Each Regulation S Temporary Global Note shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933,

AS AMENDED. NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE.”

                                       (i) Canadian Legend. The Notes (and all securities issued in exchange therefor or in substitution thereof, other than the Exchange Notes if issued after four months and a day from the date of distribution) will also bear the following additional legend unless otherwise agreed by the Company:

“IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE  HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER OF DISTRIBUTION].”

                                       (j)      Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Certificated Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.12 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Certificated Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

                                       (k) General Provisions Relating to Transfers and Exchanges. (i) To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Certificated Notes upon the Issuer’s order or at the Registrar’s request.

            (ii)       No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Certificated Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 3.06, 3.09, 4.14 and 9.05 hereof).

            (iii)      The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

            (iv)      All Global Notes and Certificated Notes issued upon any registration of transfer or exchange of Global Notes or Certificated Notes shall be the valid and legally binding obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Certificated Notes surrendered upon such registration of transfer or exchange.

            (v)        The Issuer shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

            (vi)       Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

            (vii)      The Trustee shall authenticate Global Notes and Certificated Notes in accordance with Section 2.02 hereof.

            (viii)     All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

                                       Section 2.07. Replacement Notes. If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note of like principal amount and tenor if the Trustee’s requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer may charge for its expenses in replacing a Note.

                                       Every replacement Note issued pursuant to this Section 2.07 is an additional obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

                                       Section 2.08. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with this Indenture, and those described in this Section as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

                                       If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser or protected purchaser.

                                       If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

                                       If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any of the foregoing) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date in full, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

                                       Section 2.09. Treasury Notes. In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, any direct or indirect Subsidiary of the Issuer or any Affiliate of the Issuer shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Issuer or any obligor upon the Notes or any Affiliate of the Issuer or of such other obligor.

                                       Section 2.10. Certificated Notes. (a) A Global Note deposited with the Depositary or other custodian for the Depositary pursuant to Section 2.01 shall be transferred to the beneficial owners thereof in the form of certificated Notes only if such transfer complies with Section 2.06 and (i) the Depositary notifies the Issuer that it is unwilling or unable to continue as the Depositary for such Global Note, or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by the Issuer within 90 days of the earlier of such notice or the Issuer becoming aware of such cessation, or (ii) the Issuer, at its option, executes and delivers to the Trustee a notice that such Global Note be so transferable, registrable and exchangeable, or (iii) a Default or an Event of Default has occurred and is continuing with respect to the Notes and the Registrar has received a request for such transfer from either the Depositary or a Person with a beneficial interest in such Notes or (iv) the issuance of such certificated Notes is necessary in order for a Holder or beneficial owner to present its Note or Notes to a Paying Agent in order to avoid any tax that is imposed on or with respect to a payment made to such Holder or beneficial owner and the Holder or beneficial owner (through the Depositary) so certifies to the Issuer and the Trustee. Notice of any such transfer shall be given by the Issuer in accordance with the provisions of Section 11.02.

                                       (b)      Any Global Note that is transferable to the beneficial owners thereof in the form of certificated Notes pursuant to this Section 2.10 shall be surrendered by the Depositary to the Transfer Agent, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Notes of authorized denominations in the form of certificated Notes.

                                       (c)      In connection with the exchange of an entire Global Note for certificated Notes pursuant to this Section 2.10, such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of certificated Notes. In the event that such certificated Notes are not issued to each beneficial owner promptly after the Registrar has received a request from the Depositary or (through the Depositary) a beneficial owner to issue such certificated Notes, the Issuer expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Article Six hereof, the right of any beneficial owner of Notes to pursue such remedy with respect to the portion of the Global Note that represents such beneficial owner’s Notes as if such certificated Notes had been issued.

                                       (d)      Any portion of a Global Note transferred or exchanged pursuant to this Section 2.10 shall be executed, authenticated and delivered only in registered form in denominations of US$2,000 or an integral multiple of US$1,000 in excess thereof and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable except for a Global Note of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Notes, payment of principal, premium, if any, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Issuer maintained for such purposes in accordance with Section 2.03.

                                       (e)      In the event of the occurrence of any of the events specified in Section 2.10(a), the Issuer will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

                                       Section 2.11. Temporary Notes. Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes.

                                       Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

                                       Section 2.12. Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such canceled Notes in its customary manner (subject to record retention requirements of the Exchange Act). Certification of the disposition of cancelled Notes shall, upon the request of the Issuer, be delivered to the Issuer. Subject to Section 2.07, the Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

                                       Section 2.13. Defaulted Interest. If the Issuer defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

                                       Section 2.14. CUSIP and ISIN Numbers. The Issuer in issuing the Notes may use “CUSIP” and “ISIN” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” and “ISIN” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in the “CUSIP” or “ISIN” numbers.

                                       Section 2.15. Deposit of Moneys. By or before 12:00 p.m. (noon) Eastern Time on each due date of the principal, premium, if any, and interest on any Notes, the Issuer shall deposit with the Paying Agent money in immediately available funds sufficient to pay such principal, premium, if any, and interest so becoming due on the due date for payment under the Notes and (unless the Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.

                                       Section 2.16. Computation of Interest. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

ARTICLE 3

REDEMPTION AND PREPAYMENT

                                       Section 3.01. Notices to Trustee. If the Issuer elects to redeem Notes pursuant to Section 3.07 hereof, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date (unless a shorter notice period shall be satisfactory to the Trustee in its reasonable discretion), an Officers’ Certificate setting forth (a) the clause of this Indenture pursuant to which the redemption shall occur, (b) the redemption date, (c) the principal amount of Notes to be redeemed and (d) the redemption price.

                                       Section 3.02. Selection of Notes to Be Redeemed. If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee shall deem fair and appropriate.

                                       The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in amounts of US$2,000 or in integral multiples of U.S.$1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of U.S.$1,000, shall be redeemed. Except as provided in the preceding sentence, the provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

                                       Section 3.03. Notice of Redemption. Subject to Section 3.09 hereof, at least 30 days but not more than 60 days before a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address.

                                       The notice shall identify the Notes to be redeemed and shall state:

              (a)        the redemption date;

              (b)        the redemption price;

              (c)        if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note;

              (d)        the name and address of the Paying Agent;

              (e)        that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and become due on the date fixed for redemption;

                                       (f)        that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

                                       (g)        the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

                                       (h)        that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

                                       At the Issuer’s request, the Trustee shall give the notice of redemption in the Issuer’s name and at its expense; provided, however, that the Issuer shall have delivered to the Trustee, at least 35 days prior to the redemption date, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph. The notice, if mailed in the manner provided herein shall be presumed to have been given, whether or not the Holder receives such notice.

                                       Section 3.04. Effect of Notice of Redemption. Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

                                       Section 3.05. Deposit of Redemption Price. Not later than one Business Day prior to the redemption date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued and unpaid interest on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed.

                                       If the Issuer complies with the preceding paragraph of this Section 3.05, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption. If a Note is redeemed on or after a record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall accrue on the unpaid principal, from the redemption date until such principal is paid, and to the extent permitted by applicable law on any interest accrued through the date of redemption but not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

                                       Section 3.06. Notes Redeemed in Part. Upon surrender of a Note that is redeemed in part, the Issuer shall issue and, upon the Issuer’s written request, the Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

                                       Section 3.07. Optional Redemption. (a) The Issuer may redeem the Notes at any time or from time to time, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining principal and interest payments on the applicable Notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months), at the Treasury Rate plus 50 basis points, together with accrued and unpaid interest, if any (including Additional Interest, if any), to the date of redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

                                       (b) The Issuer may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of Notes being redeemed to but excluding the date of redemption upon the giving of a notice as described below, if:

       (1)    as a result of any change (including any announced prospective change) in, repeal of, or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the Final Offering Memorandum (or, in the case of a successor to the Issuer, after the date of succession), and which in the written opinion to the Issuer of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Issuer becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the Notes as described in Section 4.19; or

       (2)    on or after the date of the Final Offering Memorandum (or, in the case of a successor to the Issuer, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Issuer (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Issuer becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the Notes;

and, in any such case, the Issuer (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer (or its successor).

                                       In the event the Issuer elects to redeem the Notes pursuant to this Section 3.07(b), the Issuer will deliver to the Trustee a certificate, signed by an authorized officer, stating that the Issuer is entitled to redeem such Notes pursuant to their terms.

                                       Notice of intention to redeem such Notes will be given to Holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

                                       (c) Any redemption pursuant to this Section 3.07 shall be made pursuant to Section 3.01 through 3.06 hereof.

                                       Section 3.08. Mandatory Redemption; Open Market Purchases. The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes. The Issuer and its Affiliates may at any time and from time to time purchase Notes in the open market or otherwise.

                                       Section 3.09. Offer to Purchase. (a) An Offer to Purchase shall remain open for a period of not less than 20 Business Days and not more than 30 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Issuer shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.14 hereof (the “Offer Amount”) or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Offer to Purchase. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

                                       (b)      If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Offer to Purchase.

                                       (c)      Upon the commencement of an Offer to Purchase, the Issuer shall send, by first class or express mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer to Purchase shall be made to all Holders. The notice, which shall govern the terms of the Offer to Purchase, shall include all of the information set forth in the definition of “Offer to Purchase” in this Indenture.

                                       (d)      On the Payment Date, the Issuer shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Issuer. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$2,000 or integral multiples of US$1,000. The Issuer will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase.

                                       (e)      Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to Sections 3.01 through 3.06 hereof.

ARTICLE 4

COVENANTS

                                       Section 4.01. Payment of Notes. The Issuer shall pay or cause to be paid the principal of, premium, if any, Additional Interest, if any and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, Additional Interest, if any, and interest shall be considered paid on the date due if the Paying Agent, if a Person other than the Issuer, a Subsidiary or affiliate thereof, holds as of 12:00 p.m. (noon) Eastern Time on the due date money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, Additional Interest, if any, and accrued and unpaid interest then due.

                                       The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

                                       Section 4.02. Maintenance of Office or Agency. The Issuer shall maintain in the Borough of Manhattan, The City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

                                       The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

                                       The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03.

                                       Section 4.03. Reports. (a) Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer shall furnish, or cause the Trustee to furnish to the Holders of Notes, or file electronically with the SEC, within the time periods specified in the SEC’s rules and regulations:

            (i)        all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by the Issuer’s certified independent accountants; and

            (ii)       for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Issuer has any of its securities so listed; and in the case of both clause (i) and (ii) above, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

            (iii)      all information that would otherwise be required to be filed with the SEC on Form 6-K if the Issuer were required to file such reports and the Issuer were a reporting issuer under the securities laws of Alberta or Ontario.

                                       (b) The Issuer shall comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in Section 4.03(a) above with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Issuer agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Issuer’s filings for any reason, the Issuer will post the reports referred to in Section 4.03(a) on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC. In addition, the Issuer and the Subsidiary Guarantors shall, for so long as any Notes remain outstanding, furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

                                       (c) The Issuer shall hold a quarterly conference call to discuss the information contained in the annual and quarterly reports required under this Section 4.03 not later than five Business Days from the time the Issuer files or is required to file such reports with the SEC. No fewer than three Business Days prior to the date of each such conference call, the Issuer shall issue a press release to the appropriate wire services announcing the time, date and information to access such conference call.

                                       Section 4.04. Compliance Certificate. (a) The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that, a review has been conducted of the activities of the Issuer and its Restricted Subsidiaries and, to the best of his or her knowledge, the Issuer and its Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and is continuing by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto.

                                       (b) The Issuer shall, so long as any of the Notes are outstanding, deliver to the Trustee, within five Business Days of any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

                                       Section 4.05. Taxes. The Issuer shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

                                       Section 4.06. Stay, Extension and Usury Laws. Each of the Issuer and the Subsidiary Guarantors covenants (to the extent that it is permitted by applicable law) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the obligations of the Issuer and each of the Subsidiary Guarantors under this Indenture and the performance of this Indenture by the Issuer and each of the Subsidiary Guarantors; and each of the Issuer and the Subsidiary Guarantors (to the extent that it is permitted by applicable law) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

                                       Section 4.07. Limitation on Restricted Payments. (a) The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly:

            (i)        declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority equityholders) held by Persons other than the Issuer or any of its Restricted Subsidiaries;

            (ii)       purchase, call for redemption or redeem, retire or otherwise acquire for value any Capital Stock of the Issuer or any Subsidiary Guarantor (including options, warrants or other rights to acquire such Capital Stock) held by any Person (other than the Issuer or a Subsidiary Guarantor);

            (iii)      make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other voluntary or optional acquisition or retirement for value, of any Indebtedness of (i) the Issuer that is subordinated in right of payment to the Notes, or (ii) a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee except (x) the purchase, repurchase or other acquisition of subordinated Indebtedness of the Issuer or any Restricted Subsidiary purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition or (y) intercompany Indebtedness Incurred pursuant to clause (b)(ii) under Section 4.09; or

            (iv)      make any Investment, other than a Permitted Investment, in any Person, such payments or any other actions described in clauses (i) through (iv) above being collectively “Restricted Payments,” unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing;

(2)	the Issuer could Incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in Section 4.09(a); and

(3)

such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Closing Date, is less than the sum, without duplication, of:

            (A)        50% of the Adjusted Consolidated Net Income on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the first fiscal quarter during which the Closing Date occurs and ending on the last day of the Issuer’s last fiscal quarter ending prior to the date of such proposed Restricted Payment for which internal financial statements are available (or, if such Adjusted Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

            (B)        the aggregate Net Cash Proceeds or fair market value of any property (other than cash) received by the Issuer since the Closing Date as a contribution to its common equity capital or from the issue or sale of Capital Stock (other than Disqualified Stock) of the Issuer and the amount of reduction of Indebtedness of the Issuer or its

Restricted Subsidiaries that has been converted into or exchanged for such Capital Stock (other than Disqualified Stock or Capital Stock sold to, or Indebtedness held by, a Subsidiary of the Issuer), plus

            (C)        with respect to Investments (other than Permitted Investments) made by the Issuer and its Restricted Subsidiaries after the Closing Date, an amount equal to the cash return, and the fair market value of property received as a result of the repayment to the Issuer or any Restricted Subsidiary of loans or advances or from the sale of any such Investment, from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (except, in each case, to the extent any such amount is included in the calculation of Consolidated Net Income).

                                       (b) The foregoing Section 4.07(a) shall not be violated by reason of:

     (i)        the payment of any dividend, distribution on or redemption of any Capital Stock within 60 days after the related date of declaration of a dividend or distribution or call for redemption if, at said date of declaration of a dividend or distribution or call for redemption, such payment or redemption would comply with the provisions of this Indenture;

      (ii)       the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under Section 4.09(b)(iv);

     (iii)      any Restricted Payment in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Issuer (or options, warrants or other rights to acquire such Capital Stock) (occurring within 60 days of such repurchase, redemption, retirement or other acquisition); provided that (a) such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes; and (b) the amount of any such Net Cash Proceeds or the fair market value of any property (other than cash) received that are utilized for any such Restricted Payment will be excluded from Section 4.07(a)(3)(B);

     (iv)      the purchase, repayment or redemption at any time of the Convertible Debentures;

     (v)       payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets of the Issuer that complies with the provisions of this Indenture applicable to mergers, consolidations, amalgamations and transfers of all or substantially all of the property and assets of the Issuer;

     (vi)       the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

     (vii)      the repurchase, redemption, repayment or other defeasance of Disqualified Stock when due pursuant to its terms;

     (viii)     the declaration and payment of dividends on Disqualified Stock issued pursuant to Section 4.09 to the extent such dividends constitute Consolidated Interest Expense;

            (ix)       other Restricted Payments; provided that after giving effect to such Restricted Payment and any Indebtedness Incurred to fund such Restricted Payment, the Consolidated Leverage Ratio is less than 2.5:1;

            (x)        other Restricted Payments in an aggregate amount not to exceed $100.0 million;

            (xi)      the repurchase, redemption or other acquisition or retirement for value of any subordinated Indebtedness pursuant to provisions in documentation governing such subordinated Indebtedness similar to those described under Section 4.14; provided that, prior to such repurchase, redemption or other acquisition, the Issuer (or a third party to the extent permitted by this Indenture) shall have made a Change of Control Offer with respect to the Notes and shall have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; and

            (xii)      payments made to Korea National Oil Company or any other direct or indirect parent of the Issuer of (a) amounts relating to taxes, in an amount not to exceed the amount of taxes the Issuer and its Subsidiaries would pay on a stand-alone basis plus (b) corporate overhead expenses and customary salary, bonus and other benefits payable to officers and employees of any such direct or indirect parent company of the Issuer, to the extent such expenses, salaries, bonuses and other benefits are attributable to or reasonably allocated to the ownership or operation of the Issuer and the Restricted Subsidiaries;

provided that, except in the case of clauses (ix), (x) and (xi), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

                                       (c) Only Restricted Payments permitted pursuant to Sections 4.07(b)(i), (v) and (ix) shall be included in calculating whether the conditions of clause (3) of Section 4.07(a) above have been met with respect to any subsequent Restricted Payments.

                                       (d) For purposes of determining compliance with this Section 4.07, the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors of the Issuer, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors.

                                       Section 4.08. Reserved.

                                       Section 4.09. Limitation on Indebtedness. (a) The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any additional Indebtedness; provided that the Issuer or any Subsidiary Guarantor may Incur additional Indebtedness, if, after giving effect to the Incurrence of such additional Indebtedness the Interest Coverage Ratio would be greater than 2.0:1.

                                       (b) Notwithstanding the foregoing, the Issuer and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

            (i)        Indebtedness under Credit Facilities of the Issuer or any Restricted Subsidiary outstanding at any time in an aggregate principal amount (together with refinancings thereof) not to exceed the greater of (a) $1.0 billion, and (b) 15.0% of Total Assets;

            (ii)       Indebtedness owed (A) to the Issuer or any Subsidiary Guarantor or (B) to any other Restricted Subsidiary; provided in the case of clauses (A) and (B) that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii) and (y) if the Issuer or any Subsidiary Guarantor is the obligor on such Indebtedness and such debt is owed to a non-Subsidiary Guarantor, such Indebtedness must be subordinate in right of payment to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Subsidiary Guarantor;

            (iii)      the Notes (excluding Additional Notes) and the Note Guarantees and the Exchange Notes and related Note Guarantees;

            (iv)      Indebtedness issued in exchange for, or the net proceeds of which are used (or will be used within 90 days) to refinance, repay, redeem, repurchase or refund then outstanding Indebtedness (other than Indebtedness outstanding under clause (ii), (vi), (ix), (xi) and (xii)) and any refinancings thereof in an amount not to exceed the amount so refinanced or repaid (plus premiums, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or repay the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee shall only be permitted under this clause (iv) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or repaid, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid and (c) such new Indebtedness may not refinance Indebtedness of the Issuer or a Subsidiary Guarantor if it is incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor;

            (v)       Indebtedness of the Issuer to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under Article 8;

            (vi)      Guarantees of Indebtedness of the Issuer or any Subsidiary Guarantor by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with Section 4.18;

            (vii)     Indebtedness of the Issuer or any Restricted Subsidiary (in addition to Indebtedness permitted under clauses (i) through (vi) above and (viii) through (xiii) below) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $250.0 million;

            (viii)    Indebtedness (including capitalized Lease Obligations) incurred by the Issuer or any Restricted Subsidiary to finance or reimburse the cost of the acquisition, development, construction, purchase, lease, repair, addition or improvement of property (real or personal), equipment or other fixed or capital assets that are used or useful in the Oil and Gas Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (incurred within 365 days of such acquisition, development, construction, purchase, lease, repair, addition or improvement), in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed the greater of (a) $100.0 million and (b) 2.0% of Total Assets;

             (ix)     Indebtedness of the Issuer or any of its Restricted Subsidiaries arising from the honoring by a bank of other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days after receipt of notice of its incurrence;

             (x)       any Indebtedness existing on the Closing Date (other than Indebtedness under the Credit Agreement);

            (xi)      Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, self-insurance obligations and bankers’ acceptances in the ordinary course of business; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

            (xii)     Acquired Debt of the Issuer or any of its Restricted Subsidiaries; provided that after giving effect to such acquisition or merger on a pro forma basis, either (A) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in Section 4.09(a); or (B) the Interest Coverage Ratio of the Issuer and the Restricted Subsidiaries on a consolidated basis would be greater than the Interest Coverage Ratio immediately prior to such acquisition or merger; and

            (xiii)    Indebtedness Incurred to finance the purchase of oil and gas inventory and other feedstocks used to produce oil and gas refined products at the Refinery.

                                       (c) Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that may be Incurred pursuant to this Section 4.09 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

                                       (d) For purposes of determining any particular amount of Indebtedness under this Section 4.09, (x) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to Section 4.09(b)(i) above, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included as Indebtedness and (z) any Liens granted pursuant to the equal and ratable provisions referred to in Section 4.12 shall not be treated as Indebtedness. For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above (other than Indebtedness referred to in clause (x) of the preceding sentence of this Section 4.09(d)), including under Section 4.09(a) above, the Issuer, in its sole discretion, shall classify, and from time to time may divide and reclassify (based on circumstances existing at the time of such division or reclassification), all or any portion of such item of Indebtedness and will only be required to include such Indebtedness in one of the above clauses (a) or (b).

                                       (e) The Issuer shall not Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes to the same extent. The Issuer shall not permit a Subsidiary Guarantor to Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to such Subsidiary Guarantor’s Note Guarantee. For purposes of the foregoing, no Indebtedness (including the Notes) will be deemed to be subordinate in right of payment to any other Indebtedness of the Issuer or any Subsidiary Guarantor, as applicable, solely by virtue of being unsecured or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

                                       Section 4.10. Reserved.

                                       Section 4.11. Limitation on Transactions with Shareholders and Affiliates. (a) The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, make, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any Affiliate of the Issuer or any Restricted Subsidiary in excess of $5.0 million in value, unless such transaction is made upon fair and reasonable terms no less favorable to the Issuer or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not an Affiliate.

                                       (b) The foregoing limitation does not limit, and shall not apply to:

            (i)        transactions for which the Issuer or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm in Canada or the United States stating that the transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view;

            (ii)       any transaction solely between the Issuer and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries;

            (iii)      the payment of reasonable and customary fees and other compensation paid to, and indemnities provided on behalf of, officers, directors, managers, employees or consultants of the Issuer, any of its direct or indirect parent companies or any Restricted Subsidiary;

            (iv)       any sale of Capital Stock (other than Disqualified Stock) of the Issuer;

            (v)       any transaction pursuant to any agreement in existence on the Closing Date, or any amendment, replacement or refinancing thereof that, taken in its entirety, is no less favorable to the Issuer and its Restricted Subsidiaries than such agreement in effect on the Closing Date;

            (vi)       any sale of securities (other than Capital Stock but including Disqualified Stock) made on substantially the same terms as available to the public;

            (vii)      Permitted Investments (other than pursuant to clause (a) or (g) of the definition thereof) and Restricted Payments not prohibited by Section 4.07;

            (viii)     transactions entered into in good faith with any of the Issuer’s or a Restricted Subsidiary’s Affiliates which provide for shared services, facilities and/or employee arrangements and which provide cost savings and/or other operational efficiencies to the Issuer and the Restricted Subsidiaries, taken as a whole;

            (ix)      any transaction with an Affiliate in which the consideration paid by the Issuer or any Restricted Subsidiary consists only of Capital Sock (other than Disqualified Stock) of the Issuer;

            (x)       (a) the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business; provided that the Board of Directors of the Issuer determines in good faith that the formation and maintenance of such group or subgroup is in the best interests of the Issuer and will not materially adversely affect the Issuer’s ability to perform its obligations under this indenture and (b) the entering into of any tax sharing agreement with Korea National Oil Company or any of its consolidated Subsidiaries; and

            (xi)      transactions between the Issuer or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Issuer or any direct or indirect parent of the Issuer; provided that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person.

                                       (c) Notwithstanding the foregoing, the determination required pursuant to Section 4.11 (a) for any transaction or series of related transactions covered by Section 4.11(a) above and not covered by Section 4.11(b)(i) through (xi), (i) the aggregate amount of which exceeds $30.0 million in value, shall be made by an Officers’ Certificate delivered to the Trustee; and (ii) the aggregate amount of which exceeds $65.0 million in value, shall be made by a majority of the Board of Directors of the Issuer.

                                       Section 4.12. Limitation on Liens. (a) The Issuer will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien to secure Indebtedness on any of its assets or properties of any character, or any Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under this Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

                                       (b) The foregoing limitation does not apply to:

            (i)        Liens existing on the Closing Date (other than Liens securing Indebtedness under the Credit Agreement);

            (ii)       Liens granted after the Closing Date on any assets or Capital Stock of the Issuer or its Restricted Subsidiaries created in favor of the Holders;

            (iii)      Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under Section 4.09(b)(iv); provided that such Liens do not extend to or cover any property or assets of the Issuer or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

            (iv)      Liens to secure (a) Indebtedness which is permitted to be Incurred under Section 4.09(b)(i), or (b) any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor;

            (v)       Liens (including the interest of a lessor under a Capital Lease) on property that secures Indebtedness Incurred pursuant to Section 4.09(b)(viii) for the purpose of financing all or any part of the purchase price or cost of acquisition, construction or improvement of such property; provided that (a) such Lien attaches within 12 months of the date of such purchase or the completion of acquisition, construction or improvement; (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such purchase price or cost; and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

            (vi)      Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose; (vii) other Liens; provided that the aggregate Indebtedness outstanding and secured under this paragraph

            (vii)     does not (calculated at the time of the giving of the Liens on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to 5.0% of the Issuer’s Total Assets;

            (viii)    Liens on oil and gas inventory and other feedstocks used to produce refined products at the Refinery and Liens on oil and gas refined products produced by the Refinery and related accounts receivable, in each case to secure Indebtedness under working capital facilities of the Issuer or a Restricted Subsidiary related to financing the purchase of such oil and gas inventory; or (ix) Permitted Liens.

                                       Section 4.13. Corporate Existence. Subject to Article 5 hereof, the Issuer shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect (a) its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuer or any such Restricted Subsidiary and (b) the material rights (charter and statutory), licenses and franchises of the Issuer and its subsidiaries; provided, however, that the Issuer shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, (i) if the Issuer shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Subsidiaries, taken as a whole, or (ii) where the failure to preserve such right, license or franchise would not have a material adverse affect on the Issuer and the Restricted Subsidiaries.

                                       Section 4.14. Repurchase of Notes upon a Change of Control. Unless the Issuer has previously or concurrently mailed a redemption notice with respect to all outstanding Notes, the Issuer must commence, within 30 days of the occurrence of a Change of Control, and thereafter complete an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date and Additional Interest, if any, thereon, to the date of repurchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

                                       (b) The Issuer shall not be required to make an Offer to Purchase upon the occurrence of a Change of Control if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of this Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase. Notwithstanding anything to the contrary herein, an Offer to Purchase may be made in advance of a Change of Control, conditional on a Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Offer to Purchase.

                                       (c) Any Offer to Purchase pursuant to this Section 4.14 shall be made in accordance with Section 3.09. The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.14 or Section 3.09, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.14 or Section 3.09 by virtue of such compliance.

                                       Section 4.15. Limitation on Sale-Leaseback Transactions. (a) The Issuer shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if: (i) the Issuer or such Restricted Subsidiary, as applicable, could have (a) Incurred any Indebtedness associated with such Sale and Leaseback Transaction and (b) Incurred a Lien to secure such Indebtedness pursuant to Section 4.12; and (ii) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value of the property that is the subject of that Sale and Leaseback Transaction.

                                       Section 4.16. Reserved.

                                       Section 4.17. Reserved.

                                       Section 4.18. Limitation on Issuances of Guarantees by Restricted Subsidiaries. (a) The Issuer will not permit any Restricted Subsidiary (other than a Subsidiary Guarantor), directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Issuer or any other Subsidiary Guarantor, unless (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to this Indenture in substantially the form set forth in Exhibit E hereto providing for a Guarantee of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Note Guarantee until the Notes have been paid in full; provided that all such Restricted Subsidiaries that are not Subsidiary Guarantors shall not be required to provide Note Guarantees if the aggregate principal amount of all Indebtedness (other than the Notes) of the Issuer and such Subsidiary Guarantors Guaranteed by such Restricted Subsidiaries shall not exceed $150.0 million.

                                       (b) If the Guaranteed Indebtedness is (A) pari passu in right of payment with the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Note Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Note Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Note Guarantee.

                                       Section 4.19. Additional Amounts for Canadian Withholding Taxes. (a) All payments made by the Issuer under or with respect to the Notes or by any Subsidiary Guarantor pursuant to the Note Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the “Taxes”), unless the Issuer or such Subsidiary Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or a Subsidiary Guarantor is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Issuer or such Subsidiary Guarantor will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each Holder of Notes (including Additional Amounts) after such withholding or deduction (including any deduction or withholding in respect of the Additional Amounts) will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (i) with which the Issuer or such Subsidiary Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder’s activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder, or (iii) which failed to duly and timely comply with a timely reasonable written request by the Issuer or such Subsidiary Guarantor to provide documents required by law, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such Holder but for this clause (iii). The Issuer or such Subsidiary Guarantor will also (A) make such withholding or deduction and (B) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

                                       (b) The Issuer will furnish the Holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Issuer or such Subsidiary Guarantor, or if receipts are not available, obtain other evidence of payment and any other information returns applicable in Canada that are required to be filed with the proper taxing authorities. The Issuer or such Subsidiary Guarantor will, upon written request of each Holder (other than an Excluded Holder), reimburse each such Holder for the amount of (x) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) but excluding any such Taxes on such Holder’s net income so that the net amount received by such Holder (net of payments made under or with respect to the Notes) after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

                                       (c) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

                                       (d) The obligation to pay Additional Amounts and any indemnification payments under the terms and conditions described herein shall survive any termination or discharge of this Indenture.

                                       (e) Whenever in this Indenture there is mentioned, in any context, the payment of principal, premium, if any, redemption price, purchase price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

                                       Section 4.20. Covenant Suspension. (a) During any period of time that (x) the Notes have Investment Grade Ratings and (y) no Default or Event of Default has occurred and is continuing under this Indenture, the Issuer and its Restricted Subsidiaries will not be subject to:

            (i)        the provisions of this Indenture described under Section 4.07 (except to the extent applicable under the definition of “Unrestricted Subsidiary”), Sections 4.09, 4.11 and 4.14, and Section 5.01(a)(iii); or

            (ii)       Clauses (iii) and (iv) under Section 6.01 to the extent that such clauses apply to Section 4.07 (except to the extent applicable under the definition of “Unrestricted Subsidiary”), Sections 4.09, 4.11 and 4.14, and Section 5.01(a)(iii) .

                                       (b) If the Issuer and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of Section 4.20(a) (a “Fall-Away Period”) and, subsequently, the ratings assigned to the Notes are withdrawn or downgraded so the Notes no longer have Investment Grade Ratings or an Event of Default (other than with respect to a suspended covenant) occurs and is continuing, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of the Issuer and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Closing Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in this Indenture or cause an Event of Default thereunder. All Indebtedness Incurred during the Fall-Away Period will be classified to have been Incurred pursuant to Section 4.09(a) or one of the clauses set forth in Section 4.09(b) (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the end of the Fall-Away Period and after giving effect to Indebtedness Incurred prior to the beginning of the Fall-Away Period). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to Section 4.09(a) or (b), such Indebtedness will be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under Section 4.09(b)(x) .

                                       Section 4.21. Maintenance of Properties. The Issuer shall cause all properties used or useful in the conduct of its business or the business of its Restricted Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Issuer may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, that nothing in this Section 4.21 shall prevent the Issuer or any Restricted Subsidiary from discontinuing the use, operation or maintenance of any of such properties or disposing of any of them, if such discontinuance or disposal is, in the judgment of the Issuer, desirable in the conduct of the business of the Issuer or such Restricted Subsidiary.

ARTICLE 5

SUCCESSORS

                                       Section 5.01. Consolidation, Amalgamation, Merger and Sale of Assets. (a) The Issuer shall not, directly or indirectly, consolidate with, amalgamate with, merge with or into, or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

            (i)        it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or amalgamation or into which it is merged or that acquired or leased such property and assets of (the “Surviving Person”) shall be a corporation, partnership, limited liability company or trust organized and validly existing under the laws of Canada, the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture to this Indenture, executed and delivered to the Trustee, all of the Issuer’s obligations under this Indenture and the Notes; provided that if the Surviving Person of the Issuer is not a corporation, a Restricted Subsidiary that is a corporation expressly assumes as co-obligor all of the obligations of the Issuer under this Indenture and the Notes pursuant to a supplemental indenture to this Indenture executed and delivered to the Trustee;

            (ii)       immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis the Issuer, or the Surviving Person, as the case may be, could (a) Incur at least $1.00 of Indebtedness under Section 4.09(a), or (b) the Interest Coverage Ratio of the Issuer or the Surviving Entity is equal to or greater than the Issuer’s Interest Coverage Ratio immediately prior to such transaction; provided that this clause

            (iii)      shall not apply to a consolidation, amalgamation, merger or sale of all (but not less than all) of the assets of the Issuer if all Liens and Indebtedness of the Issuer or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Issuer and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of this Indenture;

            (iv)      it delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

            (v)       each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Issuer has entered into a transaction under Section 5.01, shall have by amendment to its Note Guarantee confirmed that its Guarantee shall apply to the obligations of the Issuer or the Surviving Person in accordance with the Notes and this Indenture;

provided, however, that clause (iii) above does not apply (A) between or among the Issuer and any Restricted Subsidiary or (B) if, in the good faith determination of the Board of Directors of the Issuer, whose determination shall be evidenced by a resolution of the Board of Directors of the Issuer, the principal purpose of such transaction is to change the jurisdiction of formation of the Issuer and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

                                       (b) For purposes of the foregoing, the transfer (by sale, conveyance, lease or otherwise, in a single transaction or series of transactions) of all or substantially all of the property and assets of a Person or of one or more of its Restricted Subsidiaries that constitutes all or substantially all of the property and assets of such Person on a consolidated basis, will be deemed to be the transfer of all or substantially all of the property and assets of such Person.

                                       Section 5.02. Successor Person Substituted. Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Issuer in accordance with Section 5.01 hereof, the successor Person formed by such consolidation or amalgamation or into or with which the Issuer is merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, amalgamation, merger, sale, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” shall refer instead to the successor Person and not to the Issuer), and may exercise every right and power of the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein; provided, however, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Issuer’s assets that meets the requirements of Section 5.01 hereof.

ARTICLE 6

DEFAULTS AND REMEDIES

                                       Section 6.01. Events of Default. The following events will be defined as “Events of Default” in this Indenture:

            (i)        default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

            (ii)       default in the payment of interest on, or Additional Interest with respect to, any Note when the same becomes due and payable, and such default continues for a period of 30 days;

            (iii)      default in the performance or breach of the provisions of this Indenture applicable to mergers, consolidations, amalgamations and transfers of all or substantially all of the assets of the Issuer or the failure by the Issuer to make or consummate an Offer to Purchase in accordance with Section 4.14;

            (iv)      the Issuer or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in this Indenture or under the Notes (other than a default specified in clause (i), (ii) or (iii) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate outstanding principal amount of the Notes;

            (v)       there occurs with respect to any issue or issues of Indebtedness of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $65.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (A) an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

            (vi)      any final judgment or order (not covered by insurance) for the payment of money in excess of $65.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Issuer, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid, bonded or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid, bonded or discharged against all such Persons to exceed $65.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

            (vii)     a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding-up or liquidation of the affairs of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

            (viii)     the Issuer, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

            (ix)       any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by this Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect and, with respect to a Subsidiary Guarantor that is not, or a group of Restricted Subsidiaries that are not Subsidiary Guarantors that together would constitute, a Significant Subsidiary, such default continues for a period of 60 days.

                                       Section 6.02. Acceleration. If an Event of Default (other than an Event of Default specified in clause (vii) or (viii) of Section 6.01 that occurs with respect to the Issuer) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (v) or (vi) of Section 6.01 has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (v) or (vi) of Section 6.01 shall be remedied or cured by the Issuer, the relevant Subsidiary

Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (vii) or (viii) of Section 6.01 occurs with respect to the Issuer, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

                                       At any time after such declaration of acceleration, but before a judgment or decree for the payment of money due has been obtained by the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes by written notice to the Issuer and to the Trustee, may waive on behalf of all the Holders all past Defaults and rescind and annul a declaration of acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

                                       Section 6.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, and at the direction of the Holders of at least a majority in aggregate principal amount of the outstanding Notes shall, pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

                                       The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

                                       Section 6.04. Waiver of Past Defaults. Subject to Sections 6.02, 6.07 and 9.02, the Holders of at least a majority in aggregate principal amount of the outstanding Notes, by notice to the Trustee, may waive on behalf of all the Holders an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, premium, if any, or interest on any Note as specified in clause (i) or (ii) of Section 6.01 or in respect of a covenant or provision of this Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

                                       Section 6.05. Control by Majority. The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

                                       Section 6.06. Limitation on Suits. A Holder may not institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

             (a)      the Holder has previously given the Trustee written notice of a continuing Event of Default;

            (b)      the Holders of at least 25% in aggregate principal amount of outstanding Notes shall have made a written request to the Trustee to pursue such remedy;

            (c)      such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

            (d)      the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

            (e)      during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

                                       For purposes of Section 6.05 of this Indenture and this Section 6.06, the Trustee shall comply with TIA Section 316(a) in making any determination of whether the Holders of the required aggregate principal amount of outstanding Notes have concurred in any request or direction of the Trustee to pursue any remedy available to the Trustee or the Holders with respect to this Indenture or the Notes or otherwise under the law.

                                       A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

                                       Section 6.07. Rights of Holders of Notes to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, shall not be impaired or affected without the consent of such Holder.

                                       Section 6.08. Collection Suit by Trustee. If an Event of Default in payment of principal, premium or interest specified in clause (i) or (ii) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor of the Notes for the whole amount of principal, premium, if any, and accrued interest remaining unpaid, together with interest on overdue principal, premium, if any, and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate specified in the Notes, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

                                      Section 6.09. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor of the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies, securities or other property payable or deliverable upon conversion or exchange of the Notes or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

                                       Section 6.10. Priorities. If the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

            First: to the Trustee for all amounts due under Section 7.07;

            Second: to Holders for amounts then due and unpaid for principal of, premium, if any, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest, respectively; and

            Third: to the Issuer or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

                                       The Trustee, upon prior written notice to the Issuer, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

                                       Section 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in principal amount of the outstanding Notes.

                                       Section 6.12. Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then, and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Issuer, Trustee and the Holders shall continue as though no such proceeding had been instituted.

                                       Section 6.13. Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

                                       Section 6.14. Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article Six or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

                                       Section 6.15. Record Date. The Issuer may set a record date for purposes of determining the identity of Holders entitled to vote or to consent to any action by vote or consent authorized or permitted by Sections 6.02, 6.03, 6.04, 6.05 or 9.02. Unless the Issuer provides otherwise, such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee pursuant to Section 2.05 prior to such solicitation.

ARTICLE 7

TRUSTEE

                                       Section 7.01. Duties of Trustee. (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

                                       (b) Except during the continuance of an Event of Default:

            (i)        the duties of the Trustee shall be determined solely by this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

            (ii)       in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts purported to be stated therein).

                                       (c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own bad faith or willful misconduct, except that:

            (i)        this paragraph does not limit the effect of Section 7.01(b);

            (ii)      the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

           (iii)      the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

                                       (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to Sections 7.01(a), (b), and (c).

                                       (e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

                                       (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money or assets held in trust by the Trustee need not be segregated from other funds or assets except to the extent required by law.

                                       Section 7.02. Rights of Trustee. (a) The Trustee may conclusively rely upon any document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

                                       (b) Before the Trustee acts or refrains from acting, it may consult with counsel and may require (other than in connection with the Exchange Offer contemplated by Section 2.06(f) unless required by the TIA) an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

                                       (c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

                                       (d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

                                       (e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient if signed by an Officer of the Issuer.

                                       (f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

                                       (g) The Trustee shall not be deemed to have knowledge of any Default or Event of Default except (x) any Event of Default occurring pursuant to Section 6.01(i) or (ii) or (y) any Event of Default of which the Trustee shall have received written notification or otherwise obtained actual knowledge.

                                       (h) Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s and its Restricted Subsidiaries’ compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

                                       Section 7.03. Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

                                       Section 7.04. Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

                                       Section 7.05. Notice of Defaults. If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to the Holders of the Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

                                       Section 7.06. Reports by Trustee to the Holders of the Notes. Within 60 days after each May 15 beginning with the May 15 following the Issue Date, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA Section 313(a) (but if no event described in TIA Section 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA Section 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA Section 313(c).

                                       A copy of each report at the time of its mailing to the Holders of the Notes shall be mailed to the Issuer and filed with the SEC and each stock exchange on which the Notes are listed in accordance with TIA Section 313(d). The Issuer shall promptly notify the Trustee when the Notes are listed on any securities exchange or of any delisting thereof.

                                       Section 7.07. Compensation and Indemnity. The Issuer shall pay to the Trustee from time to time reasonable compensation agreed to with the Trustee for its acceptance of this Indenture and services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel and any taxes or other expenses incurred by a trust created pursuant to Section 8.04 hereof.

                                       The Issuer shall indemnify the Trustee and its agents against any and all losses, liabilities, claims, damages or expenses (including compensation, fees, disbursements and expenses of Trustee’s agents and counsel) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Issuer or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense has been caused by to the Trustee’s or its agent’s negligence, bad faith or willful misconduct. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Issuer shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Issuer shall pay the reasonable fees and expenses of such counsel if the Trustee concludes, upon advice of counsel, that there exists a conflict of interest between the Issuer and the Trustee and its agents subject to the claim in connection with the defense; provided that under no circumstances shall the Issuer be responsible for the fees and expenses of more than one counsel for the Trustee. The Issuer need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

                                       The obligations of the Issuer under this Section 7.07 shall survive the satisfaction and discharge of this Indenture.

                                       To secure the Issuer’s payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture. The Trustee’s right to receive payment of any amounts due under this Section 7.07 shall not be subordinated to any other liability or Indebtedness of the Issuer.

                                       When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(vii) or (viii) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

                                       The Trustee shall comply with the provisions of TIA Section 313(b)(2) to the extent applicable.

                                       Section 7.08. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

                                       The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

            (a)      the Trustee fails to comply with Section 7.10;

             (b)      the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

            (c)      a custodian or public officer takes charge of the Trustee or its property; or

            (d)      the Trustee becomes incapable of acting.

                                       If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

                                       If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer, or the Holders of Notes of at least 10% in principal amount of the then outstanding Notes may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee.

                                       If the Trustee, after written request by any Holder of a Note who has been a Holder of a Note for at least six months, fails to comply with Section 7.10, such Holder of a Note may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

                                       A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

                                       Section 7.09. Successor Trustee by Merger, Etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

                                       Section 7.10. Eligibility; Disqualification. There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition.

                                       This Indenture shall always have a Trustee who satisfies the requirements of TIA Sections 310(a)(1), (2) and (5). The Trustee is subject to TIA Section 310(b); provided, however, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities, or certificates of interest or participation in other securities, of the Issuer are outstanding, if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met.

                                       Section 7.11. Preferential Collection of Claims Against Issuer. The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein. The Trustee hereby waives any right to set off any claim that it may have against the Issuer in any capacity (other than as Trustee and Paying Agent) against any of the assets of the Issuer held by the Trustee; provided, however, that if the Trustee is or becomes a lender of any other Indebtedness permitted hereunder to be pari passu with the Notes, then such waiver shall not apply to the extent of such Indebtedness.

ARTICLE 8

SATISFACTION AND DISCHARGE; DEFEASANCE

                                       Section 8.01. Legal Defeasance of Indenture. The Issuer will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes, and the provisions of this Indenture will no longer be in effect with respect to the Notes (except for Sections 2.02, 2.03, 2.04, 2.06, 2.09, 4.02, 4.19, 7.07, 7.08, 8.03, 8.04 and 8.05) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same if:

            (i)         With reference to this Section 8.01, the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 7.08) and conveyed all right, title and interest to the Trustee for the benefit of the Holders, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee as trust funds in trust specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, or premium, if any, on the Notes and dedicated solely to, the benefit of the Holders, in and to (1) an amount sufficient, (2) U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (a), money in an amount sufficient or (3) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all United States and Canadian federal, state, provincial and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and accrued interest on the outstanding Notes (A) on the Stated Maturity of such principal and interest; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes or (B) on any earlier Redemption Date pursuant to the terms of this Indenture and the Notes.

            (ii)        The Issuer has delivered to the Trustee either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Issuer’s exercise of its option under this Section 8.02 and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel shall be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable U.S. federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel;

            (iii)       the Issuer has delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such deposit, defeasance and discharge, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (which condition may not be waived by any Holder or the Trustee);

            (iv)        immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the trust in accordance with clause (i) above), shall have occurred and be continuing on the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

            (v)        the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02 have been complied with.

                                       (b) Notwithstanding the foregoing, the Issuer’s obligations in Sections 2.02, 2.03, 2.04, 2.06, 2.09, 4.02, 8.04, 8.05, 8.06 and the rights, powers, trusts, duties and immunities of the Trustee hereunder and Article 11 shall survive until the Notes are no longer outstanding. Thereafter, only the Issuer’s obligations in Sections 7.07, 8.04, 8.05 and 8.06, and the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, interest or Additional interest, if any, on such Notes when such payments are due from the money in trust referred to in Section 8.03 hereof shall survive.

                                       (c) After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer’s obligations under the Notes and this Indenture except for those surviving obligations in Section 8.02(b) .

                                       Section 8.02. Covenants and Certain Events of Default. (a) The Issuer may omit to comply with any term, provision or condition set forth in clause (iii) of Section 5.01(a) and Sections 4.03, 4.05, 4.07, 4.09, 4.11, 4.12, 4.14, 4.15, 4.18, 4.19, 4.21 and clause (iii) of Section 6.01 with respect to clause (iii) of Section 5.01, clause (iv) of Section 6.01 with respect to Sections 4.03, 4.05, 4.07, 4.09, 4.11, 4.12, 4.14, 4.15, 4.18, 4.19, 4.21 and clauses (v) and (vi) of Section 6.01 shall be deemed not to be Events of Default, in each case with respect to the outstanding Notes if:

            (i)         with reference to this Section 8.03, the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 7.08) and conveyed all right, title and interest to the Trustee for the benefit of the Holders, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee as trust funds in trust, specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Notes, and dedicated solely to, the benefit of the Holders, in and to (A) an amount sufficient, (B) U.S.  Government Obligations that, through the payment of interest, premium, if any, and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in clause (i) of this Section 8.03(a), an amount sufficient or (C) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all U.S. federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and interest on the outstanding Notes (A) on the Stated Maturity of such principal or interest; provided that the Trustee shall have been irrevocably instructed to apply such cash or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes or (B) on any earlier Redemption Date pursuant to the terms of this Indenture and the Notes;

            (ii)        the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

            (iii)       the Issuer has delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such deposit, defeasance and discharge, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (which condition may not be waived by any Holder or the Trustee);

            (iv)       immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the trust in accordance with clause (i) above), shall have occurred and be continuing on the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound.;

            (v)        the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.03 have been complied with.

                                       (b) In the event the Issuer exercises its option to omit compliance with certain covenants and provisions of this Indenture with respect to the Notes as described in Section 8.03(a) and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of cash and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Issuer will remain liable for such payments and any Subsidiary Guarantor’s Subsidiary Guarantee with respect to such payments will remain in effect.

                                       Section 8.03. Application of Trust Money. Subject to Section 8.06, the Trustee or Paying Agent shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.01 or 8.02, as the case may be, and shall apply the deposited money and the money from U.S. Government Obligations in accordance with the Notes and this Indenture to the payment of principal of, premium, if any, and interest on the Notes; but such money need not be segregated from other funds except to the extent required by law.

                                       Section 8.04. Repayment to Issuer. Subject to Sections 7.07, 8.01 and 8.02, the Trustee and the Paying Agent shall promptly pay to the Issuer upon request set forth in an Officers’ Certificate any excess money held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to the Issuer upon request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years; provided that the Trustee or Paying Agent before being required to make any payment may cause to be published at the expense of the Issuer once in a newspaper of general circulation in The City of New York or mail to each Holder entitled to such money at such Holder’s address (as set forth in the Security Register) notice that such money remains unclaimed and that after a date specified therein (which shall be at least 30 days from the date of such publication or mailing) any unclaimed balance of such money then remaining will be repaid to the Issuer. After payment to the Issuer, Holders entitled to such money must look to the Issuer for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

                                       Section 8.05. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.01 or 8.02, as the case may be, by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 or 8.02, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.01 or 8.02, as the case may be; provided that, if the Issuer has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

                                       Section 8.06. Satisfaction and Discharge. This Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

                                       (1)        either:

            (a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or

            (b) all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name and at the Issuer’s expense, and in each such case the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the Stated Maturity or redemption date, as the case may be;

       (2)        no Default or Event of Default (other than a Default or Event of Default that results from the borrowing of funds to be applied to the deposit in accordance with clause (1)(b) above) will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Subsidiary Guarantor is a party or by which the Issuer or any Subsidiary Guarantor is bound;

        (3)        the Issuer or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

       (4)        the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at Stated Maturity or the redemption date, as the case may be.

                                       In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

ARTICLE 9

MODIFICATION AND WAIVER

                                       Section 9.01. Without Consent of Holders of Notes. (a) Notwithstanding Section 9.02 of this Indenture, the Issuer, the Subsidiary Guarantors and the Trustee, without the consent of any Holder of Notes, may amend or supplement this Indenture, or the Notes or the Note Guarantees, to: (i) cure any ambiguity, defect or inconsistency in this Indenture; (ii) comply with the provisions described under Section 5.01 or Section 4.18 or to release a Subsidiary Guarantor from its Note Guarantee in accordance with the terms of this Indenture;

            (iii)       comply with any requirements of the SEC in connection with the qualification of this Indenture under the TIA;

            (iv)       evidence and provide for the acceptance of appointment by a successor Trustee;

            (v)        to provide for the issuance of Exchange Notes and Additional Notes in accordance with this Indenture;

            (vi)       make any change that, in the good faith opinion of the Board of Directors of the Issuer, does not materially and adversely affect the rights of any Holder;

            (vii)      to conform this Indenture or the Notes to any provision of the section entitled “Description of the Notes” in the Final Offering Memorandum;

            (viii)     to comply with the rules of any applicable securities depositary; or

            (ix)        to provide security to the Holders with respect to the Notes.

                                       (b) Upon the request of the Issuer, and upon receipt by the Trustee of the documents described in Section 7.02(b) hereof stating that any such amended or supplemental Indenture complies with this Section 9.01, the Trustee shall join with the Issuer and the Subsidiary Guarantors in the execution of any amended or supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

                                       Section 9.02. With Consent of Holders. (a) Subject to Sections 6.04 and 6.07, the Issuer and the Trustee may amend this Indenture, the Notes and the Note Guarantees with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, and the Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the Trustee may waive future compliance by the Issuer or any Subsidiary Guarantor with any provision of this Indenture or the Notes.

                                       (a) Notwithstanding the provisions of this Section 9.02, without the consent of each Holder affected, an amendment or waiver, including a waiver pursuant to Section 6.04, may not:

            (i)         change the Stated Maturity of the principal of, or any installment of interest on, any Note;

            (ii)        reduce the principal amount of, or premium, if any, or interest on, any Note;

            (iii)       change the optional redemption dates or optional redemption prices of the Notes from that stated under Section 3.07;

            (iv)       change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

            (v)        impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

            (vi)       waive a default in the payment of principal of, premium, if any, or interest on the Notes;

            (vii)      release any Subsidiary Guarantor from its Note Guarantee, except as provided in this Indenture;

            (viii)     reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of this Indenture or for waiver of certain defaults; or

             (ix)       make any change in the modification and waiver provisions of this Indenture.

                                       (b) Upon the request of the Issuer, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02(b) hereof stating that any such amended or supplemental Indenture complies with this Section 9.02, the Trustee shall join with the Issuer and the Subsidiary Guarantors in the execution of such amended or supplemental Indenture unless such amended or supplemental Indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental Indenture.

                                       (c) Each Subsidiary Guarantor’s obligations hereunder shall remain in full force and effect until all amounts payable by the Issuer under the Indenture have been paid in full. It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

                                       (d) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental Indenture or waiver.

                                       Section 9.03. Compliance with Trust Indenture Act. Every amendment or supplement to this Indenture or the Notes shall be set forth in a amended or supplemental Indenture that complies with the TIA as then in effect.

                                       Section 9.04. Revocation and Effect of Consents. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by such Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

                                       Section 9.05. Notation on or Exchange of Notes. The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

                                       Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

                                       Section 9.06. Trustee to Sign Amendments, Etc. The Trustee shall sign any amended or supplemental indenture or Note authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuer may not sign an amendment or supplemental indenture or Note until the Board of Directors approves it. In executing any amended or supplemental indenture or Note, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 10.04 and Section 11.04 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, execute any such amendment or waiver which affects the Trustee’s rights, duties or immunities under this Indenture or otherwise. In signing any amendment or waiver, the Trustee shall be entitled to receive an indemnity reasonably satisfactory to it.

ARTICLE 10

NOTE GUARANTEES

                                       Section 10.01. Note Guarantee. Subject to this Article 10 each of the Subsidiary Guarantors hereby, jointly and severally, unconditionally guarantees on an unsubordinated basis to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

            (a)      (i) the principal of and interest on the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful (subject in all cases to any applicable grace period provided herein), and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Subsidiary Guarantors shall be jointly and severally obligated to pay the same immediately. Each Subsidiary Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

                 (b)        The Subsidiary Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to this Indenture, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Subsidiary Guarantor. Subject to Section 6.06 hereof and to the extent permitted by applicable law, each Subsidiary Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture, or except as otherwise provided by this Indenture.

            (c)        If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Subsidiary Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Subsidiary Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

            (d)        Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Subsidiary Guarantor further agrees that, as between the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Note Guarantee. The Subsidiary Guarantors shall have the right to seek contribution from any non-paying Subsidiary Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

                                       Section 10.02. Limitation on Subsidiary Guarantor Liability. Each Subsidiary Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Subsidiary Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Subsidiary Guarantors hereby irrevocably agree that the obligations of such Subsidiary Guarantor shall, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Subsidiary Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under this Article 10, result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

                                       Section 10.03. Notation Not Required. Neither the Issuer nor any Guarantor shall be required to make a notation on the Notes to reflect any Note Guarantee or any release, termination or discharge thereof.

                                       The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Subsidiary Guarantors.

                                       Section 10.04. Releases Following Sale of Assets. The Note Guarantee issued by any Subsidiary Guarantor shall be automatically and unconditionally released and discharged:

        (1)        upon any sale, exchange or transfer, to any Person not an Affiliate of the Issuer, of the Capital Stock in such Restricted Subsidiary such that such Subsidiary Guarantor ceases to constitute a Restricted Subsidiary or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of this Indenture;

        (2)        if such Subsidiary Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Subsidiary Guarantor, in each case in accordance with the provisions of this

Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively;

        (3)        upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee (including the Credit Agreement), except a discharge or release by or as a result of payment under such Guarantee;

        (4)        upon the legal defeasance or covenant defeasance or satisfaction and discharge of this Indenture; or

        (5)        upon payment in full of the aggregate principal amount of all Notes then outstanding and all other obligations under this Indenture and the Notes then due and owing.

                                       Any Subsidiary Guarantor not released from its obligations under its Note Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Subsidiary Guarantor under this Indenture as provided in this Article 10.

                                       Section 10.05. Additional Subsidiary Guarantors. The Issuer covenants and agrees that it shall cause any Person which becomes obligated to become a Subsidiary Guarantor, pursuant to the terms of Section 4.19, to execute a supplemental indenture substantially in the form of Exhibit D hereto and any other documentation requested by the Trustee satisfactory in form to the Trustee in accordance with Section 4.19 pursuant to which such Restricted Subsidiary shall guarantee the obligations of the Issuer under the Notes and this Indenture in accordance with this Article 10 with the same effect and to the same extent as if such Person had been named herein as a Subsidiary Guarantor.

                                       Section 10.06. Successors and Assigns. This Article 10 shall be binding upon the Subsidiary Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

                                       Except as set forth in Article 4 and 5 hereof, and notwithstanding the provisions of this Section 10.06, nothing contained in this Indenture shall prevent any consolidation, amalgamation or merger of a Subsidiary Guarantor with or into the Issuer or another Subsidiary Guarantor, or will prevent the sale or conveyance of the property of a Subsidiary Guarantor as an entirety or substantially as an entirety to the Issuer or another Subsidiary Guarantor.

                                       Section 10.07. No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 10 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article 10 at law, in equity, by statute or otherwise.

                                       Section 10.08. Modification. No modification, amendment or waiver of any provision of this Article 10, nor the consent to any departure by the Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Subsidiary Guarantor in any case shall entitle the Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstance.

ARTICLE 11

MISCELLANEOUS

                                       Section 11.01. Trust Indenture Act Controls. This Indenture is subject to the provisions of the TIA that are required to be a part of this Indenture, and shall, to the extent applicable, be governed by such provisions. If any provision of this Indenture modifies any TIA provision that may be so modified, such TIA provision shall be deemed to apply to this Indenture as so modified. If any provision of this Indenture excludes any TIA provision that may be so excluded, such TIA provision shall be excluded from this Indenture.

                                       The provisions of TIA Section 310 through 317 that impose duties on any Person (including the provisions automatically deemed included unless expressly excluded by this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

                                       Section 11.02. Notices. Any notice or communication by the Trust, the Issuer, any Subsidiary Guarantor or the Trustee to the others is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the others’ address.

If to the Issuer and/or any Subsidiary Guarantor:

Harvest Operations Corp.
1900, 330 5th Avenue S.W.
Calgary, Alberta
T2P 0L4
Facsimile: 403-265-3490
Attention: Corporate Secretary

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Facsimile: 212-757-3990
Attention: Andrew J. Foley

If to the Trustee:

U.S. Bank National Association
EP-MN-WS3C
60 Livingston Avenue
St. Paul, MN 55107-2292
Facsimile: 651- 495-8097
Attention: Corporate Trust Department

                                       The Issuer, any Subsidiary Guarantor or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

                                       All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) five Business Days after being deposited in the mail, postage prepaid, if mailed; (iii) when answered back, (iv) if telexed; when receipt acknowledged, if telecopied; and (v) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

                                       Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA Section 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

                                       If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

                                       If the Issuer mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

                                        Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

                                       Section 11.03. Communication by Holders of Notes with Other Holders of Notes. Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

                                       All action duly authorized by the requisite holders of Notes as required for by this Indenture is binding on all holders of Notes, even if no notation of such action is reflected on the Notes.

                                       Section 11.04. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take any action under this Indenture (other than in connection with the Exchange Offer contemplated by Section 2.06(f) or under Section 2.02 hereof unless required by the TIA), the Issuer shall furnish to the Trustee:

            (a)        an Officers’ Certificate (which shall include the statements set forth in Section 11.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied;

            (b)        an Opinion of Counsel (which shall include the statements set forth in Section 11.05 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied; and

            (c)        where applicable, a certificate or opinion by an independent certified public accountant satisfactory to the Trustee that complies with TIA Section 314(c).

                                       Section 11.05. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

            (a)      a statement that the Person making such certificate or opinion has read such covenant or condition;

            (b)      a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

            (c)      a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

            (d)      a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied, provided that an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials as to matters of fact.

                                       Section 11.06. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

                                       Section 11.07. No Personal Liability of Directors, Officers, Employees and Stockholders. No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuer or any Subsidiary Guarantor in this Indenture, or in any of the Notes or the Note Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, officer, director, employee or controlling person of the Issuer, any Subsidiary Guarantor or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the United States federal securities laws.

                                       Section 11.08. Governing Law. THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.

                                       Section 11.09. Submission to Jurisdiction; Agent for Service; Waiver of Immunities. Each of the Issuer and the Subsidiary Guarantors irrevocably (i) agrees that any legal suit, action or proceeding against the Issuer or the Subsidiary Guarantors brought by any Holder arising out of or based upon this Indenture may be instituted in any United States federal court or New York State court located in the Borough of Manhattan in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of a New York Court in any such suit, action or proceeding.

                                       Each of the Issuer and the Subsidiary Guarantors has appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 (and any successor entity), which appointment shall be irrevocable, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Indenture which may be instituted by any Holder. The Issuer and the Subsidiary Guarantors, jointly and severally, represent and warrant that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.

                                       To the extent that the Issuer or any Subsidiary Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

                                       Section 11.10. Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Issuer could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligations of the Issuer and the Subsidiary Guarantors in respect of any sum due from it to any Holder shall, notwithstanding any judgment in any currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Holder of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Holder may in accordance with normal banking procedures purchase United States dollars with such other currency in amount at least equal to the sum originally due in United States dollars; if the United States dollars so purchased are less than the sum originally due to such Holder hereunder, the Issuer and the Subsidiary Guarantors, jointly and severally, agree, as a separate obligation and notwithstanding any such judgment, to indemnify such a Holder against such loss. If the United States dollars so purchased are greater than the sum originally due to such Holder hereunder, such Holder agrees to pay to the Issuer or the Subsidiary Guarantors (as applicable, but without duplication) an amount equal to the excess of the dollars so purchased over the sum originally due to such Holder hereunder.

                                       Section 11.11. No Adverse Interpretation of Other Agreements. Except for the Notes, this Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

                                       Section 11.12. Successors. All agreements of the Issuer in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Subsidiary Guarantor in this Indenture shall bind its successors.

                                       Section 11.13. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                                       Section 11.14. Counterpart Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

                                       Section 11.15. Table of Contents, Headings, Etc. The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Indenture as of October 4, 2010.

HARVEST OPERATIONS CORP.

By: [signature]
Name: John Zahary
Title: President and CEO

1496965 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 1,
as Guarantor

By: [signature]
Name: John Zahary
Title: Director

1496965 Alberta Ltd.,
in its capacity as trustee of
HARVEST BREEZE TRUST NO. 2,
as Guarantor

By: [signature]
Name: John Zahary
Title: Director

1496965 Alberta Ltd.,
in its capacity as trustee of
Harvest Breeze Trust No. 2,
as managing partner of
BREEZE RESOURCES PARTNERSHIP,
as Guarantor

By: [signature]
Name: John Zahary
Title: Director

1496965 Alberta Ltd.,
in its capacity as trustee of
Harvest Breeze Trust No. 2,
as managing partner of
HAY RIVER PARTNERSHIP,
as Guarantor

By: [signature]
Name: John Zahary
Title: Director

NORTH ATLANTIC REFINING LIMITED,
as Guarantor

By: [signature]
Name: John Zahary
Title: Chairman of the Board and Director

[Signature Page to Indenture]

1496965 ALBERTA LTD.,
as Guarantor

By: ______________________

Name: John Zahary
Title: Director

[Signature Page to Indenture]

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: ______________________________
Name: Joshua A. Hahn
Title: Assistant Vice President

[Signature Page to Indenture]

SCHEDULE I
SUBSIDIARY GUARANTORS

HARVEST BREEZE TRUST NO. 1
HARVEST BREEZE TRUST NO. 2
BREEZE RESOURCES PARTNERSHIP
HAY RIVER PARTNERSHIP
NORTH ATLANTIC REFINING LIMITED
1496965 ALBERTA LTD.

EXHIBIT A

[Face of Note]

[If Global Note - THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.] [If Private Placement - THIS GLOBAL NOTE (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE NOTE EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS GLOBAL NOTE EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THIS GLOBAL NOTE EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH GLOBAL NOTE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN A

TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS GLOBAL NOTE EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE NOTE EVIDENCED HEREBY.] [If Temporary Regulation S Global Note- “THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE.”] [If Notes Sold in Canada - “IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER OF DISTRIBUTION].”

[If Restricted 144A Global Note – CUSIP Number:	41754W AM3	ISIN Number:
US41754WAM38]

[If Temporary Regulation S Global Note or Regulation S Global Note – CUSIP Number: C42970 AB6 ISIN Number: USC42970AB63]

No.	**$_________**

HARVEST OPERATIONS CORP.

6 7/8% Senior Notes due 2017

          Harvest Operations Corp. (the “Issuer”), for value received, promises to pay to CEDE & Co., or its registered assigns, the principal sum of [Amount of Note] $______________ Dollars on October 1, 2017.

Interest Payment Dates: April 1 and October 1 of each year, starting on April 1, 2011. Record Dates: March 15 and September 15.

          Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officers.

HARVEST OPERATIONS CORP.

By:   ___________________________________
           Name:
           Title:

(Trustee’s Certificate of Authentication)

This is one of the 6 7/8% Senior Notes due 2017 referred to in the within-mentioned Indenture.

Dated:

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: _______________________________
Authorized Signatory

[Reverse Side of Note]

HARVEST OPERATIONS CORP.

6 7/8% Senior Notes due 2017

                                       Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

                                       1.        Interest. The Issuer promises to pay interest on the principal amount and premium, if any, of this Note at 6 7/8% per annum from the date hereof until Maturity. The Issuer shall pay interest semi-annually on April 1 and October 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided further that the first Interest Payment Date shall be April 1, 2011. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

                                       [Insert for Initial Notes] [If neither an exchange offer (the “Exchange Offer”) registered under the Securities Act is consummated nor a shelf registration statement (the “Shelf Registration Statement”) under the Securities Act with respect to resales of the Notes is declared effective by the Commission within the time periods required under the Registration Rights Agreement dated October 4, 2010 between the Issuer, the Subsidiary Guarantors and Banc of America Securities LLC and HSBC Securities (USA) Inc. then the annual interest rate borne by the Notes shall be increased by one-quarter of one percent (0.25%) per annum (“Additional Interest”) above accruing from such date, payable in cash semiannually, in arrears, on each Interest Payment Date. The amount of the Additional Interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of 1.0% per annum. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.]

                                       2.        Method of Payment. The Issuer shall pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the Record Date immediately preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.13 of the Indenture with respect to defaulted interest. The Notes shall be payable as to principal, premium, if any, and interest at the office or agency of the Issuer maintained for such purpose within or without the City and State of New York, or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest, premium on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

                                       3.        Paying Agent and Registrar. Initially, U.S. Bank National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer or any of its Subsidiaries may act in any such capacity.

                                       4.        Indenture. The Issuer issued the Notes under an Indenture dated as of October 4, 2010 (the “Indenture”) among the Issuer, the Subsidiary Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Indenture pursuant to which this Note is issued provides that an unlimited aggregate principal amount of Additional Notes may be issued thereunder.

                                       5.        Optional Redemption. The Issuer may redeem the Notes at any time or from time to time, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining principal and interest payments on the applicable Notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months), at the Treasury Rate plus 50 basis points, together with accrued and unpaid interest, if any (including Additional Interest, if any), to the date of redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

                                       (b)      Tax Redemption The Issuer may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of Notes being redeemed to but excluding the date of redemption upon the giving of a notice as described below, if:

i.

as a result of any change (including any announced prospective change) in, repeal of, or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this offering memorandum (or, in the case of a successor to the Issuer, after the date of succession), and which in the written opinion to the Issuer of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Issuer becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the Notes pursuant to Section 4.19 of the Indenture; or

ii.

on or after the date of the Offering Memorandum (or, in the case of a successor to the Issuer, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Issuer (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Issuer becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the Notes;

and, in any such case, the Issuer (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer (or its successor).

In the event the Issuer elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, the Issuer will deliver to the Trustee a certificate, signed by an authorized officer, stating that the Issuer is entitled to redeem such Notes pursuant to their terms.

Notice of intention to redeem such Notes will be given to Holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

                                       6.        Offer to Purchase. (a) An Offer to Purchase shall remain open for a period of not less than 20 Business Days and not more than 30 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Issuer shall purchase the principal amount of Notes required to be purchased pursuant to Section 4.14 of the Indenture (the “Offer Amount”) or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Offer to Purchase. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

                                       (b)      If the Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Offer to Purchase.

                                      (c)      Upon the commencement of an Offer to Purchase, the Issuer shall send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer to Purchase shall be made to all Holders. The notice, which shall govern the terms of the Offer to Purchase, shall include all of the information set forth in the definition of “Offer to Purchase” in the Indenture.

                                       (d)      On the Payment Date, the Issuer shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Issuer. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$2,000 or integral multiples of US$1,000 in excess thereof. The Issuer will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase.

                                       (e)      The Issuer will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Issuer is required to repurchase Notes pursuant to an Offer to Purchase.

                                       (f)       Other than as specifically provided in Section 3.09 of the Indenture, any purchase pursuant to Section 3.09 of the Indenture shall be made pursuant to Sections 3.01 through 3.06 of the Indenture.

                                       7.        Selection and Notice of Redemption. If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee shall select the Notes to be redeemed or purchased among the Holders in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee shall deem fair and appropriate. At least 30 days but not more than 60 days before a redemption date, the Issuer shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address. The notice shall identify the Notes to be redeemed and shall state:(i) the redemption date; (ii) the redemption price; (iii) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note; (iv) the name and address of the Paying Agent; (v) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and become due on the date fixed for redemption; (vi) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; (vii) the paragraph of the Notes and/or Section of the Indenture pursuant to which the Notes called for redemption are being redeemed; and (viii) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

                                       8.        Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

                                       9.        Persons Deemed Owners. The registered Holder of a Note will be treated as its owner for all purposes.

                                       10.      Modification and Waiver. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Notes under the Indenture and the Notes at any time by the Issuer and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time outstanding, or in certain cases the unanimous consent of each of such Holders. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time outstanding, on behalf of the Holders of all Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Notes shall be conclusive and binding upon such Holder and upon all future Holders of this Notes and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

                                       11.      Defaults and Remedies. If an Event of Default (other than an Event of Default specified in clause (vii) or (viii) of Section 6.01 of the Indenture that occurs with respect to the Issuer or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (v) or (vi) of Section 6.01 of the Indenture has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (v) or (vi) of Section 6.01 of the Indenture shall be remedied or cured by the Issuer, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (vii) or (viii) of Section 6.01 of the Indenture occurs with respect to the Issuer or any Subsidiary Guarantor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

                                       At any time after such declaration of acceleration, but before a judgment or decree for the payment of money due has been obtained by the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes by written notice to the Issuer and to the Trustee, may waive on behalf of all Holders all past Defaults and rescind and annul a declaration of acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

                                  If an Event of Default occurs and is continuing, the Trustee may, and at the direction of the Holders of at least a majority in principal amount of the outstanding Notes shall, pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture.

                                  12.      Trustee Dealings with Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not the Trustee.

                                  13.      No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Issuer or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Issuer or any Subsidiary Guarantor under the Notes, any Note Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

                                  14.      Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

                                  15.      Additional Rights of Holders of Restricted Global Notes and Restricted Certificated Notes. In addition to the rights provided to Holders of Notes under the Indenture, Holders of Restricted Global Notes and Restricted Definitive Notes shall have all the rights set forth in the Registration Rights Agreement, dated as of October 4, 2010, among the Issuer, the Subsidiary Guarantors and the parties named on the signature pages thereof or, in the case of Additional Notes, Holders of Restricted Global Notes and Restricted Definitive Notes shall have the rights set forth in one or more registration rights agreements, if any, among the Issuer, the Subsidiary Guarantors and the other parties thereto, relating to rights given by the Issuer to the purchasers of Additional Notes (collectively, the “Registration Rights Agreement”).

                                  16.      CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:

Harvest Operations Corp.
1900, 330 5th Avenue S.W.
Calgary, Alberta
T2P 0L4
Facsimile: 403-265-3490
Attention: Corporate Secretary

ASSIGNMENT FORM

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint _____________________________________________________________________ to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _______________

Your Signature:__________________________
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee.*

*	Participant is recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

                                  If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.14 of the Indenture, check the box below:

                                      [         ]
                                  Section 4.14

                                  If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.14 of the Indenture, state the amount you elect to have purchased: $________

Date: ______________________	Your Signature: __________________________________________
(Sign exactly as your name appears on the Note)
Tax Identification No: ______________________________________

Signature Guarantee.*

*	Participant is recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF GLOBAL NOTE

                                  The following exchanges of a part of this Global Note for an interest in another Global Note or of another Global Note for an interest in this Global Note, have been made:

			Principal Amount	Signature of
	Amount of	Amount of Increase	of this Global Note	Authorized
	Decrease in	in	following such	Officer
	Principal	Principal	decrease (or	of Trustee or
Date of Exchange	of this Global Note	of this Global Note	increase)	Note Custodian

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Harvest Operations Corp.
1900, 330 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

U.S. Bank National Association
EP-MN-WS3C
60 Livingston Avenue
St. Paul, MN 55107-2292

                                  Re:    6 7/8% Senior Notes due 2017

                                  Reference is hereby made to the Indenture, dated as of October 4, 2010 (the “Indenture”), between Harvest Operations Corp., as issuer (the “Issuer”), the Subsidiary Guarantors, as defined therein (the “Subsidiary Guarantors”) and U.S. Bank National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                  ______________, (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $___________in such Note[s] or interests (the “Transfer”), to __________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that: [CHECK ALL THAT APPLY]

                       [  ]      1.            Check if Transferee shall take delivery of a beneficial interest in the 144A Global Note or a Certificated Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Certificated Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Certificated Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Certificated Note and in the Indenture and the Securities Act.

                       [  ]      2.            Check if Transferee shall take delivery of a beneficial interest in the Regulation S Global Note or a Certificated Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (a) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (b) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (c) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (d) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Certificated Note and in the Indenture and the Securities Act.

                       [  ]      3.            Check and complete if Transferee shall take delivery of a beneficial interest in a Certificated Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Certificated Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

                       [  ]      (a)           such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

                       [  ]      (b)           such Transfer is being effected to the Issuer or a subsidiary thereof;

or

                       [  ]      (c)           such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

                       [  ]      (d)           such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Certificated Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit C to the Indenture and (2) if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than $250,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Certificated Notes and in the Indenture and the Securities Act.

                       [  ]      4.           Check if Transferee shall take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Certificated Note.

                       [  ]      (a)           Check if Transfer is pursuant to Rule 144. (a) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (b) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Certificated Notes and in the Indenture.

                       [  ]      (b)           Check if Transfer is pursuant to Regulation S. (a) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (b) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Certificated Notes and in the Indenture.

                       [  ]      (c)           Check if Transfer is pursuant to Other Exemption. (a) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (b) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note shall not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Certificated Notes and in the Indenture.

                                 This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:   ___________________________________
           Name:
           Title:

Dated:_____________,____

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

[ ]	(a)		a beneficial interest in the:

		(i)	144A Global Note (CUSIP_____ ); or

		(ii)	Regulation S Global Note (CUSIP_____ ); or

[ ]	(b)		a Restricted Certificated Note.

2.	After the Transfer the Transferee shall hold:

[CHECK ONE]

[ ]	(c)		a beneficial interest in the:

		(i)	144A Global Note (CUSIP_____ ); or

		(ii)	Regulation S Global Note (CUSIP_____ ); or

		(iii)	Unrestricted Global Note (CUSIP_____ ); or

[ ]	(d)		a Restricted Certificated Note; or

[ ]	(e)		an Unrestricted Certificated Note,

                                      in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Harvest Operations Corp.
1900, 330 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

U.S. Bank National Association
EP-MN-WS3C
60 Livingston Avenue
St. Paul, MN 55107-2292

                                 Re:           [•]% Senior Notes due 2017

(CUSIP______________)

                                 Reference is hereby made to the Indenture, dated as of [•], 2010 (the “Indenture”), between Harvest Operations Corp., as issuer (the “Issuer”), the Subsidiary Guarantors named therein (the “Subsidiary Guarantors”) and U.S. Bank National Association, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                 ____________, (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $____________in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

                                 1.           Exchange of Restricted Certificated Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Certificated Notes or Beneficial Interests in an Unrestricted Global Note.

                       [  ]      (a)           Check if Exchange is from Beneficial Interest in a Restricted Global Note to Beneficial Interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

                       [  ]      (b)           Check if Exchange is from Beneficial Interest in a Restricted Global Note to Unrestricted Certificated Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Certificated Note, the Owner hereby certifies (i) the Certificated Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the

Securities Act and (iv) the Certificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.     (c)           Check if Exchange is from Restricted Certificated Note to Beneficial Interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Certificated Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

                       [  ]      (d)           Check if Exchange is from Restricted Certificated Note to Unrestricted Certificated Note. In connection with the Owner’s Exchange of a Restricted Certificated Note for an Unrestricted Certificated Note, the Owner hereby certifies (i) the Unrestricted Certificated Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Certificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

                                 2.    Exchange of Restricted Certificated Notes or Beneficial Interests in Restricted Global Notes for Restricted Certificated Notes or Beneficial Interests in Restricted Global Notes.

                       [  ]      (a)           Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Certificated Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Certificated Note with an equal principal amount, the Owner hereby certifies that the Restricted Certificated Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Certificated Note issued shall continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Certificated Note and in the Indenture and the Securities Act.

                       [  ]      (b)           Check if Exchange is from Restricted Certificated Note to Beneficial Interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Certificated Note for a beneficial interest in the [CHECK ONE] 144A Global Note, Regulation S Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued shall be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

                                 This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:   ___________________________________
           Name:
           Title:

Dated: ________________, ____

EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT SUBSIDIARY GUARANTORS

                                 Supplemental Indenture (this “Supplemental Indenture”), dated as of _____________, among __________________ (the “Guaranteeing Subsidiary”), Harvest Operations Corp., an Alberta corporation, (the “Issuer”), the Subsidiary Guarantors (as defined in the Indenture referred to herein) and U.S. Bank National Association, as Trustee (the “Trustee”).

W I T N E S S E T H

                                 WHEREAS, the Issuer and the Subsidiary Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of October 4, 2010 providing for the issuance of an unlimited aggregate principal amount of 6 7/8% Senior Notes due 2017 (the “Notes”); WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

                                 NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

                                 1.           Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

                                 2.           Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees as follows:

                    (a)           Along with all other Subsidiary Guarantors, to jointly and severally Guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

                    (i)           the principal of and interest on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful (subject in all cases to any applicable grace period provided in the Indenture), and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

                    (ii)          in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Subsidiary Guarantors shall be jointly and severally obligated to pay the same immediately.

D-1

                    (b)           The obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a guarantor.

                    (c)           Subject to Section 6.06 of the Indenture and to the extent permitted by applicable law, each Subsidiary Guarantor hereby waives: diligence presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever.

                    (d)           Subject to Section 6.06 of the Indenture and to the extent permitted by applicable law, this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and the Indenture.

                    (e)           If any Holder or the Trustee is required by any court or otherwise to return the Issuer, the Subsidiary Guarantors, or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Subsidiary Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

                    (f)           The Guaranteeing Subsidiary shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

                    (g)           As between the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Note Guarantee.

                    (h)           The Subsidiary Guarantors shall have the right to seek contribution from any non-paying Subsidiary Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

                    (i)           Pursuant to Section 10.02 of the Indenture, after giving effect to any maximum amount and any other contingent and fixed liabilities of the Subsidiary Guarantor that are relevant under any applicable Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, provincial or state law to the extent applicable, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under Article 10 of the Indenture, the Trustee, the Holders and the Subsidiary Guarantor irrevocably agree that the obligation of such Subsidiary Guarantor shall result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

                                 3.    Execution and Delivery. Each Guaranteeing Subsidiary agrees that the Note Guarantees shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

                                 4.    No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Issuer or any Guaranteeing Subsidiary under the Notes, any Note Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

                                 5.    GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.

                                 6.    Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

                                 7.    Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

                                 8.    Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.

                                 IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _______________, ____

[Guaranteeing Subsidiary]

By:   ___________________________________
           Name:
           Title:

[Name of Subsidiary Guarantor]

By:   ___________________________________
           Name:
           Title:

HARVEST OPERATIONS CORP.

By:   ___________________________________
           Name:
           Title:

U.S. BANK NATIONAL ASSOCIATION,
AS TRUSTEE

By:   ___________________________________
           Name:
           Title: